3/31


05006948

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City Developments Ltd.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
APR 04 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3672 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/1/05

CITY DEVELOPMENTS LIMITED

SUMMARY REPORT 2004



Looking Ahead into 2005

Property

Proposed Launches

- Parc Emily – 295 freehold residential units at Mount Emily Road
- City Square Mall – 721,000 sq. ft. retail complex with direct links to Farrer Park MRT station
- City Square Residences – 910 freehold residential units at Serangoon Road
- St. Regis Residences – 187 luxurious apartments at Tomlinson/Tanglin Roads

Hotels

- Committed to being both an owner and operator of hotel assets
- Continue to acquire hotel assets selectively in key gateway cities
- Explore management contracts

Diversification

- Establishment of a private real estate fund, Real Estate Capital Asia Partners, L.P. ("RECAP")
- RECAP is expected to make selective investments in real estate-related assets, portfolios and companies in Asia

Contents

Hallmarks of Distinction

New Heights of Excellence

Since 1963, CDL has distinguished itself as a developer and owner of hotels, premier residential and commercial buildings in Singapore and across the world. Several of our properties stand proudly as iconic landmarks. Our latest project of distinction is The Sail @ Marina Bay. Rising 70 storeys, it will be one of the world's tallest residences. It will set a new standard of urban waterfront living and affirm CDL's position at the pinnacle of excellence.

Five-Year Financial Summary

S$million	2004	2003	2002	2001	2000
Share capital	**453**	414	401	401	401
Reserves	**4,498**	4,189	3,461	3,371	3,509
Shareholders' equity	**4,951**	4,603	3,862	3,772	3,910
Minority interests	**2,252**	2,069	1,383	1,539	1,594
Total liabilities	**5,570**	6,387	6,023	6,630	6,127
	12,773	13,059	11,268	11,941	11,631
Property, plant and equipment	**8,891**	9,146	7,397	7,701	7,492
Development properties	**1,944**	2,238	2,178	2,337	2,058
Current and other assets	**1,938**	1,675	1,693	1,903	2,081
	12,773	13,059	11,268	11,941	11,631
Revenue	**2,380**	2,326	2,289	2,227	2,626
Profit before taxation (after associated companies and jointly controlled entities)	**417**	214	243	139	546
Net profit for the year	**203**	152	151	54	287
Proposed ordinary dividend (net)					
– first and final	**52**	50	47	47	45
– special	**–**	331	–	–	–
Rate of ordinary dividend					
– first and final	**15%**	15%	15%	15%	15%
– special	**–**	100%	–	–	–
Net asset value per S$0.50 share	**$5.68**	$5.56	$4.82	$4.71	$4.86
Basic earnings per share	**24 cents**	19 cents	19 cents	7 cents	36 cents
Fully diluted earnings per share	**23 cents**	19 cents	19 cents	7 cents	36 cents

Financial Highlights



Revenue
S$million
Property Development
Hotel Operations
Rental Properties
Others
East & South East Asia
North America & Europe
Australia & New Zealand
2004
2,380
2003
2,326
Revenue by Activity
S$million
2004
45 175 1,671 489
2003
41 179 1,461 645
Revenue by Region
S$million
2004
180 1,096 1,104
2003
170 971 1,185
Profit Before Taxation
S$million
Property Development
Hotel Operations
Rental Properties
Others
East & South East Asia
North America & Europe
Australia & New Zealand
2004
417
2003
214
Profit Before Taxation by Activity
S$million
2004
22 51 265 79
2003
14 130 27 43
Profit Before Taxation by Region
S$million
2004
80 156 181
2003
36 (49) 227
Net Profit for the Year
S$million
2004
203
2003
152
Basic Earnings Per Share
cents
2004
24
2003
19
Net Asset Value Per Share
S$
2004
5.68
2003
5.56
Proposed First and Final Ordinary Dividend
S$million
2004
52
2003
50
Shareholders' Equity
S$million
2004
4,951
2003
4,603
Gross Assets
S$million
2004
12,773
2003
13,059

Leadership

Transforming Visions into Reality

A team of visionary managers, backed by strong financials and over four decades of operational experience, leads in defining the urban landscape and raising the quality of life. Our latest project, The Sail @ Marina Bay sets new benchmarks for design innovation and luxury waterfront living. Anchored at the heart of the new downtown, this global icon will dramatically transform Singapore's skyline.

The Sail @ Marina Bay, Singapore's first exquisite residential icon development in the new downtown.



Innovation

The Pursuit of Perfection

We continually adopt the latest technology for comfort, convenience and functionalism. Our home buyers are constantly presented with new and different living concepts: Eco-Homes that re-create the feeling of being at one with nature; i-homes that fully meet the demands for intelligence, interactivity and Internet-readiness; Home Offices that anticipate new emerging lifestyles.

The Pier at Robertson, a CDL i-home, comes equipped with IT infrastructure and flexible layout configurations for use as a Home Office.



Service

Going the Distance

CDL's success over the past 40 years has been due to one single compelling motivation: customer satisfaction. Our Millennium & Copthorne Hotels are renowned for service excellence. CDL's Customer Relationship Management system was a first in the Real Estate industry that won us the Best Practice Award. We go the distance to fully meet our customers' aspirations and lifestyle demands.

At the Millennium Gloucester Hotel (London), our sole aim is your total satisfaction. Pamper yourself and let our experienced personnel take care of all your needs.



Quality

Surpassing Standards

We constantly strive to attain the highest standards of quality, and have been duly recognised for our efforts and achievements. Diverse industry and business groups have showered us with awards and accolades – for our building projects, business achievements and practices, and community care. Yet our aim is to always surpass expectations and quality standards.

Come home to Savannah CondoPark, CDL's first Eco-Home. Relax amidst the lush Safari-themed landscapes and superior home furnishings.



Highlights of the Year 2004



January

- CDL co-sponsored the painting of Singapore's first "Bridge of Art", The Alkaff Bridge at Robertson Quay.
- Balestier 288, a freehold development along Balestier Road comprising 11 units and 3 shops, was launched.

February

- Proposed one-off special cash dividend, bonus issue of warrants and renounceable rights issue of preference shares were announced by CDL.







March

- First TOP (Temporary Occupation Permit) Fair held for Changi Rise Condominium residents was attended by more than 2,000 people.
- The 390-unit Goldenhill Park Condominium located at Mei Hwan Drive, off Ang Mo Kio Avenue 1, received its Certificate of Statutory Completion (CSC).

April

- Millennium & Copthorne Hotels plc (M&C) announced intention for KIN Holdings Limited, a 61.3% subsidiary of M&C's majority owned CDL Hotels New Zealand Limited (CDLNZ), to make a takeover offer for the entire share capital of Kingsgate International Corporation Limited, in which CDLNZ held a 50.74% stake.
- CDL's City Sunshine Club launched the "Character Building Programme" for children who are at risk of delinquency.
- IBM Towers was renamed Fuji Xerox Towers with Fuji Xerox occupying 93,000 sq. ft. over 7 levels.
- CDL was awarded the Royal Society for the Prevention of Accidents (RoSPA) 2004 Bronze Award.

May

- Pantech 21 clinched Building Construction Authority (BCA)'s Energy Efficiency Building Merit Award 2004.
- Summerhill Condominium was awarded BCA's Construction Excellence Award 2004 (Merit) for its high standards of management, technical expertise and workmanship.
- Seven conservation shophouses at North Canal and Lorong Telok were launched for sale.

June

- CDL announced the appointment of Hilton International to manage its new 542-room hotel along Bangkok's Chao Phraya River to be known as The Millennium Hilton Bangkok, which is being developed through a 50:50 joint venture between CDL and Westbrook, a US Real Estate Fund.
- CDLNZ's Australian unit, Kingsgate International Corporation Limited entered into a conditional agreement for the sale of Kingsgate Shopping Centre, Kingsgate Commercial Office Complex and Bayswater Building in Sydney for an aggregate A$59 million.
- CDL maintained its listing in FTSE4Good Social Responsibility Index.
- Changi Rise Phases 1 and 2 comprising 598 apartments obtained their CSC.

July

- Contractors for CDL projects bagged 6 Annual Safety Performance Awards (ASPA) comprising 2 Silver Awards (Monterey Park and Goldenhill Villas) and 4 Merit Awards (The Esparis EC, Goldenhill Park Condominium, The Pier at Robertson and The Infinium).



- In recognition of CDL's pro-family culture and policies, it was awarded the 2004 Singapore Family Friendly Employer Award.
- CDL was accorded the Employer - Special Mention Award by SAF and the MHA Award for NSmen's Employers 2004 by the Ministry of Home Affairs.
- Goldenhill Villas, a freehold development consisting 81 terrace/semi-detached houses located off Ang Mo Kio Avenue 1, received its CSC.



August

- Plaza Operating Partners Ltd in which M&C has an effective 50% interest, divested The Plaza, New York, including its hotel business for US$675 million.
- Kingsgate International Corporation Limited, a 61% subsidiary of M&C, was privatised and delisted from the New Zealand Stock Exchange.
- CDL was awarded Superbrand status.
- The 297-unit Nuovo Executive Condominium in Ang Mo Kio, which was fully sold within a week of its launch in 2001, received its CSC.

September

- WREP Thailand Holdings, in which CDL has a 50% stake, divested its entire equity interest in Amarin Plaza Public Company Limited for US$51 million.
- CDL received the Friend of the Arts Award for the 8th consecutive year from the National Arts Council.
- CDL organised the Marina Magic Photo Competition as part of the launch celebrations of The Sail @ Marina Bay.

October

- CDL launched The Sail @ Marina Bay, one of the tallest residential developments in the world. This is a joint venture between CDL and AIG.
- In support of the arts in Singapore, CDL was the first property developer to incorporate a free art gallery space in The Sail @ Marina Bay Show Suites.
- CDLNZ divested Birkenhead Point Shopping Centre and Birkenhead Marina facility in Sydney for A$111 million.



- M Hotel Singapore won The Award for Excellence - Corporate/Business Hotel at Singapore Series organised by World Asia Publishing.
- CDL was awarded the National Youth Achievement Award Singapore 2004 - Distinguished Partner in Youth Development.
- For successfully implementing health promotion programmes in the workplace, CDL was awarded The Singapore HEALTH Award 2004 (Silver).



November

- The St. Regis Singapore Ground Breaking Ceremony marked the beginning of a brand new super luxury class of hotel and residences in Singapore. This is a joint venture between CDL, Hong Leong Holdings Limited and TID Pte Ltd.



- Copthorne King's Hotel was refurbished at a cost of $15 million to meet the needs and demands of today's globetrotting business travellers.
- CDL raised $250,000 for the Hong Kong-based charity China Exploration and Research Society in a fundraising dinner and exhibition to fund their extensive conservation efforts in China.
- The 2nd CDL Singapore Sculpture Award, based on the theme "Live, Work and Play" was organised in conjunction with the launch of The Sail @ Marina Bay.

December

- CDL was the only property developer awarded the 2004 Singapore Environmental Achievement Award (SEAA) under the Local Services Category, the most prestigious environmental award in Singapore.
- In aid of the elderly, CDL staff raised over $62,000 for Youth Challenge's "Touched By Angel" Fundraising Project.

Chairman's Statement



On behalf of the Board of Directors, I am pleased to report a profitable year for the City Developments Limited Group.

Local Industry Review

The economy rebounded strongly with a GDP growth of 8.4% for the year under review. Employment prospects have improved significantly and unemployment rate fell to 3.7% from its peak of 4.6%. Concern over job insecurity has eased off.

In line with the improving economy, residential property prices made modest increases from Q2. On the full year basis, it increased by 0.9% compared to a decline of 2% in 2003.

Transaction volumes have improved by about 12% from 5,156 to 5,785 units for the year. Resale activity in the secondary market was also better, registering a 14.5% increase over 2003.

Group Performance

Despite the very challenging and difficult property market conditions during the last 8 years, the Group continued to remain profitable throughout this period.

The Group's pre-tax profit for the year increased by 95% to $417.5 million (2003: $213.8 million). This is the highest since 2001. After-tax profit amounted to $202.8 million (2003: $152.3 million). The continued recovery in the hotel sector contributed substantially to the Group's performance for the year under review.

The Group continued to be the only listed Singapore property company which adopted a conservative accounting policy of depreciating its investment properties.

Net borrowings of the Group was reduced by 26% to $3.2 billion (2003: $4.3 billion) mainly as a result of proceeds from the completion of various development projects and sale of joint venture assets.

During the year under review, the Company paid a one-off special cash dividend of approximately $330.9 million (net) to reward its ordinary shareholders for their loyalty and continued support for the Company. This payment also allowed the Company to pass on approximately $82.7 million of Section 44A tax credits to its ordinary shareholders.

The Company also issued approximately 330.9 million of non-redeemable convertible non-cumulative preference shares in the form of a 2-for-5 renounceable rights issue and approximately 82.7 million warrants by way of a 1-for-10 bonus issue. The net proceeds from the preference shares issue were principally used to fund the payment of the special cash dividend. The proceeds from the exercise of the warrants will further strengthen the Company's capital base and working capital position.

Property

In view of the relatively slow market in 2004, the Group did not rush to launch new projects in the first 3 quarters as we expected prices to improve in the last quarter. We were reluctant to dispose of units in new launches at low prices as replenishment of land at reasonable cost is becoming increasingly difficult.

However in end October of Q4, the Group launched its high profile project, The Sail @ Marina Bay. This waterfront development, comprising a 70-storey tower and a 63-storey tower, with a total of 1,111 units, is set to be a global landmark. Only the 70-storey Marina Bay Tower with 681 units was released for sale while the Central Park Tower was retained for institutional enbloc sale, investment, REITS or other purposes to be decided in due course. We are currently evaluating various enbloc offers and will only sell it if the price is right.

The project received overwhelming response from local and international buyers. To date, foreign buyers have snapped up about 40% of the 618 units sold. With the strong response, the Group's 2004 market share of the residential property in Singapore surged from 12% to more than 17%.

The Group continued to book in profits, based on the completion of construction stages from pre-sold projects like The Esparis and Nuovo Executive Condominiums, The Pier at Robertson, Changi Rise, Savannah CondoPark, Monterey Park and Goldenhill Villas among others. However, profits from The Sail @ Marina Bay have not yet been accounted for as its construction has just commenced.

2004 was a year of recovery for the Singapore office market with strengthening demand and increasing rents. After more than two years of continuing decline, occupancy rate increased by 1.9% to close the year's average occupancy at 84%. Rental improved by 3.5% nationwide. Some property consultants suggest that well-located prime Grade A offices led the recovery with an increase by a larger margin of up to 10%.

Demand was dominated by renewals and relocation of tenants in a bid to lock in better deals. A clear example is the relocation of Fuji Xerox to our former IBM Towers, taking up 93,000 sq ft.

Hotel

2004 was a pivotal year for Millennium & Copthorne Hotels plc ("M&C"). Although we started the year facing trading uncertainties caused by numerous external events, we have finished with a significantly higher hotel operating performance and a substantial profit from the strategic disposal of 2 assets. M&C continued to recover with strong occupancies and RevPAR growth across all regions.

M&C successfully disposed of The Plaza, New York in October at a 46% premium to the net book value which includes a revaluation surplus of US$61 million. Therefore, from a historical cost perspective, its share of the profit on disposal was US$123.3 million or £68.9 million. It also disposed of The Birkenhead Point Shopping Centre and Marina Facility in Australia.

These disposals have significantly reduced M&C's gearing from 53% to 37% and enhanced its financial strength.

Diversification of Earnings

The Group's strategy of diversification embarked in the early 1990s has helped ensure that we continue to remain profitable even through the cyclical nature of the property development business. Our strategy to be both a hotel owner and operator has proven to be successful as the hotel sector has been a major contributor to our earnings.

We can leverage on our expertise in the property business to extract real estate potentials from some of our hotel assets and these could generate substantial gains. An example of such a strategic move is the recent sale of The Plaza in New York.

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for third quarter and nine months ended 30 September 2004.

CURRENT YEAR PROSPECTS

Property

The growth in the economy is expected to slow down to between 3% and 5% in 2005. Even though the pace will be moderated, the trend is still improving and such gradual and steady growth is healthy for Singapore's economy in the medium to the longer term.

Potential buyers have to a large extent familiarise themselves with the revised CPF rulings and changes to traditional wage structure. They now also have the option to tailor their housing loan installments based on their income.

Property consultants are forecasting the residential prices to improve by 5% to 15%. We are optimistic that the Singapore property market has the potential to grow and move in tandem with our regional neighbours like Malaysia, Hong Kong, Thailand and Indonesia, whose property markets continue to boom. The upside is that Singapore's real estate can offer better prospects and growth for buyers than other regions where prices have already increased.

The successful launch of The Sail @ Marina Bay created much buzz and was the catalyst that re-ignited buying interest in the residential market with many other developers following suit with new launches.

The Group will launch this year in stages the 910-unit City Square Residences, which is located at Serangoon Road, a 2 minutes' walk to Farrer Park MRT station along the North East Line. City Square, an important mega project of the Group, also comprises 721,000 sq. ft. retail complex with direct links to the MRT station, which may be sold as retail units or to a Real Estate Investment Trust ("REIT"). City Square will gentrify and inject a new lifestyle and vibrancy to the area. Phase 1, comprising about 200 units is expected to be launched shortly.

The Group has just soft launched the freehold 295-unit Parc Emily in which it has a 50% interest. Another high profile development in the pipeline is the upmarket project at Tomlinson/Tanglin Roads to be known as St. Regis Residences. This is part of the prestigious hotel cum residences development featuring the world-renowned 6-star St. Regis Hotel with 299 rooms. This integrated development will offer residents of the St. Regis Residences a first-of-its-kind concierge services and with hotel-styled facilities available. The project comprises 187 good sized units. The Group owns a one-third share in this joint-venture development with the remaining two-thirds owned by other Hong Leong members.

The office market has bottomed out and occupancy rate is improving steadily. Rental rates have turned around last year but are expected to improve more significantly this year on the back of an improving economy with strengthening demand.

Recent Government initiatives to promote the downtown area as an exciting work, live and play metropolis have drawn renewed interests to city living as evidenced by the overwhelming response to The Sail @ Marina Bay. The Government has invited proposals for an Integrated Resort, incorporating a casino. One of the two designated locations is the Marina Bay. If this Integrated Resort is approved by the Government, it will certainly bring more life into the downtown area and further enhance the value of the properties in the vicinity. With our many years of expertise in real estate development and our experience in hotel management, we have been approached by various casino operators/owners. However, to give us more flexibility, we will not tie up exclusively with any particular party at this point of time.

In the recently announced 2005 budget, the Government introduced more measures to further Singapore's competitiveness as a hub for listed REITS by proposing a 5-year exemption of stamp duty on the transfer of properties into REITS vehicles listed on the Singapore Exchange and a 10% reduced rate of withholding tax on distributions to non-resident institutional investors for 5 years. Taking these recent incentives into account, the Group will continue to review its office properties portfolio and evaluate the financial merits and options to the Group.

Diversification

The Group's push for diversification beyond its borders has taken an exciting turn with its establishment of a private real estate fund, Real Estate Capital Asia Partners, L.P. ("RECAP"). The Group will partner The Baupost Group L.L.C., on a 50:50 basis. The Baupost Group, which was established in 1982 and based in Boston, Massachusetts, USA, is an investment advisor that manages in excess of US$5 billion of discretionary equity capital. RECAP is expected to invest its fund of US$221 million (including interest of a minority partner) within a period of 3 years to tap selected markets and niches overseas with growth potentials. This will provide the Group with another platform for internationalization of its real estate portfolio and diversification of earnings from overseas projects, providing added depth and dimension to its blue chip status. With appropriate leverage, RECAP is expected to provide funds of up to US$750 million.

Hotel

Although it is popular for hotels to be asset light and push towards management contracts, the Group's strategy remains committed to being an owner and operator of hotel assets. We believe that particularly in a rising market, this continues to be right for a Group of our scale and size and with our specific property and asset management skills.

Our core focus is to drive improved returns through operational excellence and continue actively to manage our property portfolio.

We will continue to acquire hotel assets selectively in key gateway cities. Where opportunities present itself, we will explore management contracts with or without equity participation.

Group Prospects

The Group expects to continue to remain profitable over the next 12 months.

Appreciation

On behalf of the Board, I wish to express our sincere appreciation to Messrs Tan I Tong and Sim Miah Kian, who will be retiring from the Board at the forthcoming Annual General Meeting, for their valuable contributions to the Group for more than 30 years. I would also like to thank the Management and staff for their unwavering dedication and hard work in the past year. They are indeed our invaluable assets. We are also deeply appreciative of the continued support of our stakeholders including our investors, customers, business associates and the community.

Kwek Leng Beng
Executive Chairman
28 February 2005

董事主席报告

本人谨代表董事部同人，欣然呈报城市发展有限公司集团取得盈利的一年业绩报告。

本地行业回顾

在受检讨的年度，因经济强烈回弹以致国内生产总值增长8.4%。就业前景经已显著地得到改善而失业率从4.6%的高峰降至3.7%。对工作岗位无所保障的挂虑经已缓和下来。

随着经济的改善，住宅产业价格第二季起稍涨。以全年为准，住宅产业价格上涨0.9%，同比2003年下降的2%。

成交量则从2003年的5,156单位以至是年的5,785单位而增长12%。二手市场的重售活动亦较活跃，与2003年同比增长14.5%。

集团业绩

尽管过去八年的非常有挑战性与艰难的产业市场情况，本集团持续在此整段期间保持有利可图。

本集团是年的税前盈利增长95%达至4亿1,750万元(2003年为2亿1,380万元。这是自2001年以来的最高盈利。税后盈利高达2亿280万元（2003年为1亿5,230万元)。在受检讨的年度，因旅店方面的持续复苏，为本集团的营业表现作出重大的贡献。

本集团继续成为唯一采取一项保守会计政策，将其租赁产业加以折旧的新加坡上市产业公司。

本集团的净借贷减少26%至32亿元（2003年为43亿元），此大体上乃由于多项销售产业完成后的收益以及联营资产的出售所得有以致之。

在受检讨的年度，本公司派发一次过特别现金股息大约3亿3,090万元（净）以奖赏其普通股东对公司的忠诚与不间断的支持。此股息亦让本公司得以将来自44A节的税务进款大约8,270万元发予普通股东。

本公司同时以二对五的可予放弃附加股出售大约3亿3,090万非续回可转换非累积的优先股以及以一对十的红利派发8,270万凭单于各股东。优先股出售的净收入主要被用来资助特别现金股息的付款。而从股东行使凭单所得的收入将进一步巩固本公司的资本基础以及营运资金地位。

产业

由于2004年相当缓慢的市场情况，本集团因预期价格即将于最后一季获得改善而在首三季不急于发售新项目。我们不愿轻易以低价出售新项目单位，因为以合理的价格来填补地皮已日益更加艰难。

然而在第四季的10月底，本集团却发售其高形象的发展工程——滨海舫。此拥有一座70楼高的大厦与另一座63楼高的大厦总共拥有1,111单位的滨海工程，将蔚为一环球性的地标。只有拥有681单位的70楼高的滨海湾大厦开始发售而其中央公园大厦却被保留作为机构性整体出售、投资用途、房地产投资信托或其他有待日后作出决定的用途。我们正在评估许多整座购买的见议而将在只有合适的出价时才出售。

此项目受到本地以及国外买家的热烈响应。至今，外国买家已抢购其618已售出单位的大约40%。由此强劲的反应，本集团2004年在新加坡的住宅产业市场份量从12%骤升至17%。

本集团继续根据其建筑工程的各完工阶段，将已出售的项目例如：怡景园与绿雅园执行共管公寓、乐滨轩、漳宜苑、百馨园、榆林园与金岭别墅等其他工程的盈利纳入账目。然而，来自滨海舫的盈利却因其刚开始动工而尚未入账.。

2004年乃新加坡办公楼市场复苏之年，办公楼市场的需求增长而租金有所改善。租金在经过了超过两年的连续下降后提高1.9%而平均租用率以84%收场。全国性的租金增长3.5%　一些产业顾问表示地点适中的A级办公楼主导复苏而以较大的幅度增高达10%。

需求量受到那些企图锁定较佳租赁条件的更新与迁址租户的牵制。一个显明的例子就是富士雅乐的迁移到我们的前IBM大厦租用93,000方英尺。

旅店

2004年是Millennium & Copthorne Hotels plc (M & C) 的转捩年。虽然我们开始于面对无数外界事故所引发的不确定商业情况之年，我们以显著的旅店营业表现以及一项策略性地出售两项资产而得到大量盈余而结束之。M & C继续在其所有的区域以强劲的租用率以及客房平均租金率复苏过来。

M & C于10月间以其账面值46%的溢价成功售出其在纽约的The Plaza，其中包括一项估价盈余的6,100万美元。因此以历史价值而言，其由此出售所得的份量是1亿2,330万美元或6,890万英镑。它亦售出位於澳洲的The Birkenhead Point Shopping Centre and Marine Facility。

这些脱售已经显著地减低M & C的资本负债率从53%降至37%而增强它的财政能力。

盈利多元化

本集团於1990年代初期所开展的多元化策略已赖以保证我们继续保持有利可图，即使经历过产业发展生意的周期性自然法则。我们既是旅店业主又是经营者的策略经已证明成功，因为旅店方面已经是我们盈利的主要贡献者。

我们可善用我们在房地产生意的专业知识从我们一些旅店资产中发掘其房地产潜能，由此可能产生重大的收益。此策略性变化的一例子就是我们最近出售纽约的The Plaza。

本集团在受检讨的年度，业绩表现是与其於发布会上就截至2004年9月30日的第三季与九个月间的业绩作出报告时所披露的业绩预测相符的。

今年展望

产业

2005年的经济成长预期将趋缓至介於3%与5%之间。尽管其步伐是和缓的，其趋势是仍然有进展，而此逐步与稳健的成长对新加坡的中期与长期的经济发展是健全的现象。

潜在的购屋者本身皆已经在某些程度上熟习公积金的修订条例以及传统工资结构的改变。他们现在亦有选择权根据他们的收入来裁制他们的房屋贷款分期付款。

产业雇问预测住宅价格将增长5%至15%之间。我们乐观地认为新加坡的产业市场是有潜能与我们的区域邻居像马来西亚、香港、泰国以及印度尼西亚的持续蓬勃发展的产业市场并驾齐驱地成长与推进。我们的长处是新加坡的房地产可对买客提供较其他价格经已提高的区域更好的前景以及成长的机会。

滨海舫的成功发售触发许多高潮而成为对住宅产业市场重燃购买兴趣的催化剂，以致许多其他发展商一跟蜂地推出新项目。

本集团将于今年分阶段发售其位於实龙岗路，距离东北线的花拉公园地铁站只有两分钟步程而拥有910单位的城市雅居。此作为本公司巨型工程的城市雅居，亦拥有72万1,000方英尺的零售商场附有通道直达地铁站。此商场可出售为零售单位或于房地产投资信托。城市雅居将优化并注入新生活方式与活力于此区域。首期拥有大约200单位的公寓即将发售。

本集团亦刚预售其拥有50%权益的295单位永久地契公寓的Parc Emily。另一在策划中的高层次项目是位于汤林生路与东陵路交介处而名为St.Regis Residences的高档项目。此为显赫的旅店兼住宅的部份发展工程，以拥有299间客房的世界闻名的6星级旅店St. Regis Hotel为特色。此综合发展项目将提供St. Regis Residences的住户一项首屈一指的柜台服务以及旅店式的设施。此项目拥有187适中大小的公寓单位。本集团对此联营项目拥有1/3股权，其余的2/3属于其他丰隆集团成员所有。

办公楼租赁市场已见底，而租用率正稳健地在改进中。租金率已在去年扭转过来，但预期将在今年的经济情况改善中以及增进的需求背景下更加显著地增长。

近日政府推展城市地区成为引人入胜的工作、生活与娱乐的大都会已经从对我们的滨海舫的热烈反应见证重新挑起对市区生活的兴趣。政府对其设立一项包括一家赌场的综合性渡假胜地已经发出提供建议的邀请。两处被圈定的其中之一地点就是滨海湾。如果此综合渡假胜地被政府批准而执行，它肯定将能带进更多生活气息于此市中心并进一步加强其近邻的房地产价值。秉承我们多年来对房地产发展的专业知识加上我们在旅店管理上的经验，许多赌场的经营者／业主曾与我们接触，然而，为了保有较多的伸缩性，我们将不会在此时与任何特定的个体特殊地挂沟。

在最近宣布的新加坡财政预算案，政府提出更多措施以进一步提升新加坡作为上市的房地产投资信托中心的竟争力，它提议对那些转让予新加坡交易所上市的房地产投资信托架构的产业豁免五年印花税以及对非本地的机构投资者予以五年的10%预扣税优待。以此最新的税率优待为考虑，本集团将继续检讨其办公楼地产业务以便评估其财政利益以及本集团可行的选择。

多元化策略

本集团推动超越其疆界的多元化策略，经已由於成立一项名为：Real Estate Capital Asia Partners, L.P. (RECAP) 的私营房地产基金，而取得令人兴奋的突破。本集团将以50对50的比例与The Baupost Group L.L.C.结为伙伴。成立于1982年而以美国麻省波士顿为基地的The Baupost Group，为一投资顾问集团管理超过50亿美元的可自由支配资金。RECAP预期于三年内由投资其2亿2,100万美元的基金（包括一少数股东的利益）以发掘海外有发展潜能的特选市场与机遇。此将为本集团提供另一平台作为国际化其房地产业务以及多元化其来自海外项目的盈利，为其蓝筹股地位增加深广度。通过适当地运筹帷幄，RECAP预期将提供高达7亿5,000万美元的基金。

旅店

虽然旅店热衷於少拥有资产而多管理合约，本集团的策略继续承担作为旅店资产的业主以及营业者。我们相信尤其在一上升中的市场里，此决策对於我们这般有规模与份量又有自己特有的房地产与资产管理技巧的本集团来说是继续正确的。

我们的核心焦点是通过优越的营运质量以获取增长的回报并且持续地积极管理我们的房地产业务。

我们将继续有选择性地於主要的城市口岸收购旅店资产。当时机来临时，我们将寻求有或无需资金参予的管理合约。

集团前景展望

本集团预期在近12个月内将继续会有盈利。

致谢

我谨代表董事部，对于即将於本常年大会卸下董事职务的陈似桐先生和沈名坚先生过去30年来对本集团的宝贵贡献致以谢意。我亦感谢管理层以及职员过去一年的坚决苦干与奉献。他们确是我们宝贵的资产。我们亦深深地感谢我们的股东包括我们的投资者、客户、商业伙伴以及社区不懈的支持。

郭令明
执行主席
2005年2月28日

Board of Directors




3


2


4

1

Kwek Leng Beng, 64

Appointed as Director and Executive Chairman of CDL since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was re-elected on 29 April 2004. He also sits on the Nominations and Remuneration Committees of CDL.

Mr Kwek is the Chairman of London-listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd. (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF) and Hong Kong-listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He has extensive experience in the finance business, having grown from day one with the original Hong Leong Finance Limited which has since merged its finance business with Singapore Finance Limited (now known as HLF). He also has vast experience in the real estate business, the hotel industry as well as the trading and manufacturing business.

2

Kwek Leng Joo, 51

Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek also sits on the boards of HLF, M&C and CES.

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

The Immediate Past President of the Singapore Chinese Chamber of Commerce & Industry, Mr Kwek is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. His other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited and the Board of Trustees of the National Youth Achievement Award Council.

3

Tan I Tong, 84

Appointed a Director of CDL since 28 April 1973, Mr Tan was last re-appointed a Director on 29 April 2004 pursuant to Section 153(6) of the Companies Act, Chapter 50. Mr Tan will not be seeking re-appointment at the forthcoming Annual General Meeting of CDL.

Mr Tan has more than 20 years of experience in the finance business. In the last 3 years, he had served as the Group Executive Director of HLF and was also a Director of NatSteel Ltd and HLA.

4

Chee Keng Soon, 72

Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-appointed a Director on 29 April 2004 pursuant to Section 153(6) of the Companies Act, Chapter 50. He is also the Chairman of the Audit, Nominations and Remuneration Committees of CDL.

In the last 3 years, Mr Chee had served on the boards of Inland Revenue Authority of Singapore and SembCorp Marine Ltd and was the Chairman of the board of Jurong Engineering Ltd. Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.















5

Sim Miah Kian, 84

Appointed a Director of CDL since 1 October 1969, Mr Sim was last re-appointed a Director on 29 April 2004 pursuant to Section 153(6) of the Companies Act, Chapter 50. Mr Sim will not be seeking re-appointment at the forthcoming Annual General Meeting of CDL.

Mr Sim has more than 20 years of experience in the finance business. In the last 3 years, he had served as an Executive Director of HLF. He also sits on the boards of various property development companies within the Hong Leong Group.

6

Chow Chiok Hock, 66

Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected a Director on 29 April 2004. He also sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group.

Mr Chow has extensive experience in real estate and was actively involved in the management and development of the Grand Hyatt Taipei.

7

Ong Pang Boon, 76

Appointed a Director of CDL since 12 April 1985, Mr Ong was last re-appointed a Director on 29 April 2004 pursuant to Section 153(6) of the Companies Act, Chapter 50.

He also sits on the boards Hong Leong Holdings Limited and Singapura Finance Limited and several companies within the Hong Leong Group.

Mr Ong holds a Bachelor of Arts (Honours) degree from University of Malaya and has extensive experience in the real estate and hotel businesses.

8

Foo See Juan, 64

Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected a Director on 29 May 2002. He also sits on the Audit and Nominations Committees of CDL.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He presently sits on the boards of various companies in the CDL Group.

9

Kwek Leng Peck, 48

Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected a Director on 29 April 2004.

He also sits on the boards of HLA, HLF, CES, M&C, New York-listed China Yuchai International Limited and Malaysia-listed Tasek Corporation Berhad.

Mr Kwek holds a Diploma in Accountancy and has over 24 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

10

Han Vo-Ta, 56

Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected a Director on 29 May 2003. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology. He is presently a Senior Advisor of UBS AG and a member of the Governing Council of the Singapore Institute of Management.

Mr Vo-Ta also sits on the boards of various companies in the Hong Leong Group.

11

Tang See Chim, 72

Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-appointed a Director on 29 April 2004 pursuant to Section 153(6) of the Companies Act, Chapter 50. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant with the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics.

Mr Tang also sits on the boards of G K Goh Holdings Limited, Hup Seng Huat Co. Ltd and New Toyo International Holdings Ltd.

He also serves as Chairman of the Disciplinary Committee established under the Legal Profession Act of Singapore. His other appointments include honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.

Operations Review







HALLMARKS OF DISTINCTION

In 2004, CDL continued to set new benchmarks for the industry envisioning developments that are ahead of its time while safeguarding the environment and community through socially responsible business practices.

REDEFINING LUXURY LIVING

CDL launched the most anticipated residential development of 2004 – The Sail @ Marina Bay. Poised to be a global city waterfront landmark, it set benchmarks for a new era of inner city, luxury waterfront living in Singapore.

To mark this milestone, CDL created a one-of-a kind Launch Extravaganza that was held at Merlion Park in October. More than 200 invited guests and thousands of bystanders around the Marina Bay and Esplanade witnessed a spectacular multi-media show, revealing a gigantic water screen measuring 35 metres, accompanied by lasers and music that thrilled audiences with a dazzling theatrical display. Pyrotechnics created an atmosphere reflective of the vibrancy and energy of the new Downtown at Marina Bay.

Soaring at 245 metres, The Sail @ Marina Bay is the tallest residential development in Singapore and one of the tallest in the world. This unparalleled iconic CDL project received overwhelming response and unprecedented interest from both the local and foreign investors. Road shows held in Hong Kong and Jakarta were enthusiastically embraced with bulk and whole floor purchasers.

Carefully designed by world-renowned architect, Peter Pran, The Sail @ Marina Bay maximises the breathtaking panoramic sea views, creating a luxurious standard of city living in this exceptional development.

Only the taller 70-storey Marina Bay Tower has been launched as the second 63-storey tower has been reserved for other possible investment purposes. In less than two months, more than 80% of the 550 units released last year were snapped up.

CDL also launched new phases of its other successful developments. Phase 3 of CDL's latest generation Smart Homes, The Pier at Robertson located in the hip district of Mohammad Sultan Road was released in March. In September, the final phase of CDL's first eco-home Savannah CondoPark and new units from Monterey Park Condominium were released.

CUSTOMER-FIRST APPROACH

CDL is the first private property developer to launch Let's Live Green!, an Eco-Home initiative aimed to encourage new condo dwellers to practise eco-friendly habits at home. This programme was launched in conjunction with the TOP Fair for the owners of Changi Rise Condominium over two weekends in March 2004. More than 2,000 homebuyers and their families took part in a host of programmes such as educational talks by experts on space planning, feng shui and how to adopt eco-friendly habits. Every household was given a 'Let's Live Green' goodie bag which contained useful information on the importance of implementing the 3Rs – Reuse, Reduce and Recycle. There was also a Home Fair offering a range of household products from appliances to furniture. Children were also entertained with quizzes, magic shows and balloon sculpting. This fair provided not only a platform for interaction between CDL and new homeowners, but also helped to foster neighbourliness.

Supported by the pioneering award-winning Customer Relationship Management System, CDL staff have maintained consistently high service standards to the residents, garnering letters and emails of praise for their attentiveness, prompt service and positive attitude which have helped to facilitate the ease of the buyers' move into their new homes.

Six CDL residential developments received their TOP or CSC in 2004. For example, in March, homeowners moved into the 390-unit freehold Goldenhill Park Condominium located at Mei Hwan Drive, off Ang Mo Kio Avenue 1. Goldenhill Villas, which is just across the road received its CSC in July. Nuovo Executive Condominium, which caused a stir when it was fully sold within a week of its launch in 2001, received its CSC in August. Homeowners of the 297-unit leasehold development quickly moved in to enjoy the facilities of their new home and the amenities found in the mature but ever-popular Ang Mo Kio estate.

EXQUISITE STANDARDS IN HOSPITALITY

In November, St. Regis Singapore was unveiled with a ground breaking ceremony to mark this momentous occasion. This is the beginning of a brand new super luxury class of hotel and residences in Singapore. St. Regis is renowned internationally as a luxury hotel for the discerning world traveller. St. Regis Singapore will be managed by Starwood Hotels & Resorts Worldwide, Inc and Richmond Hotel Pte Ltd, an associated company of CDL.



Located at the junction of Tanglin Road, Tomlinson Road and Cuscaden Road, St. Regis Singapore will be developed at an estimated cost of $900 million. It will comprise a 20-storey hotel tower with 299 luxurious guest rooms and two blocks of 20-storey strata apartments with 187 units of luxury up-market residences and penthouses for sale.

CDL's first hotel in Bangkok, The Millennium Hilton Bangkok is located along the Chao Phraya River. Slated to open in the second half of 2005, this 542-room hotel is a 50:50 joint venture between CDL and Westbrook, a US Real Estate Fund.



As a testament to its superior service and quality, M Hotel Singapore won The Award for Excellence - Corporate/Business Hotel at the Hospitality Asia Platinum Awards 2004-2005 organised by World Asia Publishing and publishers of Hospitality Asia.

Millennium & Copthorne Hotels plc invested $15 million to refurbish Copthorne King's Hotel located along Havelock Road. All 314 guestrooms have been designed and refurbished to meet the needs and demands of today's globetrotting business travellers.

ADOPTING BEST BUSINESS PRACTICES - SYNONYMOUS WITH QUALITY

CDL believes that managing our business in a responsible way is integral to the success of the company. CDL is a pioneer in raising environmental and occupational health and safety standards in all its developments. It is the first and only private property developer in Singapore to be awarded both the BCA ISO 14001 and OHSAS 18000 certification for property development and project management services in 2003.



To establish a "Safe and Green" culture, CDL formulated the Environment, Health and Safety (EHS) Policy to monitor and control the impact of the property development activities on the environment, health and safety. These initiatives ensure that CDL contractors and consultants uphold the same level of commitment and standards to help protect and conserve the environment. CDL monitors the EHS performance of all contractors with a unique 5-star assessment system, which independently appraises and grades the performance of the contractors on a scale of 1 to 5 stars in the areas of EHS compliances. CDL also employs a three-pronged approach to environment management, namely: to develop quality properties, manage cost-effective and energy-efficient buildings and influence the community to work and live green.


ENVIRONMENTAL
ACHIEVEMENT
AWARD 2004

CDL's commitment to a "Safe and Green" culture and strict adherence to its EHS policy bore fruit when it was awarded the 2004 Singapore Environmental Achievement Award (SEAA) under the Local Services Category. The only local enterprise in Singapore to be awarded this accolade, the award recognises CDL's efforts in sustaining environmental conservation as a socially responsible corporation. Established by the Singapore Environment Council, it is the only local award that addresses overall environmental awareness and eco-initiatives within an organisation. It is also the most prestigious environmental award in Singapore.

Contractors for 6 CDL projects won the Annual Safety Performance Award (ASPA) in 2004. Monterey Park and Goldenhill Villas each won a Silver Award and The Esparis Executive Condominium, Goldenhill Park Condominium, The Pier at Robertson and The Infinium each won a Merit Award. ASPA recognises contractors who have excelled in safety through the implementation of safety management systems. It is also an indicator of excellence in occupational safety and health standards, in accordance with Ministry of Manpower guidelines.

Adding on to CDL's award portfolio, industrial property Pantech 21 clinched the Energy Efficiency Building Merit Award conferred by the Building and Construction Authority (BCA) at the annual BCA Awards 2004. This is the first time CDL has won this prestigious award under the Retrofitted Building Category. BCA also accorded the Merit Award under the Construction Excellence Award Category to Summerhill Condominium. The Royal Society for the Prevention of Accidents (RosPA), one of the world's leading health and safety organisations, gave CDL a Bronze Award for its commitment to health and safety issues.

CDL has been listed in the FTSE4Good Social Responsibility Index since 2002 in recognition of its firm commitment towards Corporate Social Responsibility (CSR). CDL believes that CSR must remain a top management priority as it is the key to successful business management and development.

Corporate Social Responsibility Report

OUR COMMITMENT TO OUR STAKEHOLDERS

OUR CUSTOMERS To provide quality and innovative products, unsurpassed service and value for money.

OUR INVESTORS To maintain profitability and provide optimum returns for their investment.

OUR EMPLOYEES To maximise their potential and care for their personal well-being and career development.

OUR CONTRACTORS AND SUPPLIERS To select based on quality work and their ability to complement our commitment to environment, health and safety.

THE COMMUNITY To serve the community we operate in to make life a little better for everyone, especially the needy.

On behalf of the Board, I am pleased to present CDL's first Corporate Social Responsibility Report. This report reflects the Company's firm commitment in incorporating sustainability into our business operations. Being the only Singapore property developer listed on the FTSE4Good Global Index[1] and conferred the best in class status by Storebrand Investments SRI[2], CDL takes pride in sharing with shareholders, investors and all stakeholders the Company's social, environmental and safety performance.

At CDL, we believe in conducting business responsibly, mindful of the impact our operations have on society. We continually seek ways to ensure a better quality of life for the community and environment where we live and work. Our vision to be an industry leader in Innovation, Product Quality, Service Standards, Profitability and Community Work underlies our commitment to our stakeholders.

OUR COMMITMENT TO OUR CUSTOMERS

Quality and Innovation

We pioneer innovation and develop quality projects that we are proud to lend our name to. Our properties undergo stringent quality checks under Building & Construction Authority (BCA)'s assessment systems such as Construction Quality Assessment System (CONQUAS) and Quality Mark Scheme. In 2004, four of our developments were among the ten highest quality ranking projects in the overall Private Housing Category, with Goldenhill Villas topping the Private Landed Category with a score of 86.8%. Goldenhill Villas best exemplified the integration of design and good construction methodology. It was the first landed property to adopt pre-cast construction on a large scale, a proven method that achieves more consistent quality, higher buildability and superior finishing.

CDL was the first Singapore developer to introduce designs and living concepts that are innovative, eco-friendly and high-tech, to anticipate the demands of modern living.

Service Excellence

Within two years of establishing the industry's first Customer Relationship Management (CRM) system, CDL was accorded the Construction 21 Best Practice Award 2003 by the BCA for setting new benchmarks in customer satisfaction through the use of technology in the real estate industry. The CRM system allows for prompt and effective follow up on customer queries and feedback through the Company's call centre. Customer care programmes organised for both homebuyers and commercial tenants helped to forge stronger and lasting relationships.



[1] The FTSE4Good index series is a real-time indices designed to reflect the performance of socially responsible equities. Created and managed by global index provider FTSE Group, it covers four markets: UK, Europe, US and Global. A committee of independent practitioners in socially responsible investment and CSR review the indices to ensure that they are an accurate reflection of current CSR best practice.

[2] Storebrand is a leading Scandinavian financial services company engaged in pensions, life and health insurance, investment management and banking activities. The company has a strong commitment to CSR, and is considered to be among the leading Socially Responsible Investment (SRI) companies. Storebrand Investments analyses the environmental and social performance of more than 1,700 companies. CDL was given the "Best in Class" qualification in recognition of its CSR programmes.

PIONEERING NEW HOME CONCEPTS FOR MODERN LIVING

i-Home (The Equatorial) Interactive, Internet-ready and Intelligent	Home Office (The Pier at Robertson) Live, Work and Play	Eco-Home (Savannah CondoPark) Clean, Green and Healthy
◦ Local Area Network connections ◦ High-speed broadband infrastructure ◦ Smart home automation system	◦ Functional and flexible configurations for open home office units ◦ SMART Home and IT infrastructure ◦ Wireless connectivity in and around the pool deck areas for online mobility ◦ Hotel-style concierge	◦ Energy-efficient lifts ◦ Hygienic pneumatic waste disposal system ◦ Recycling facilities and a green corner ◦ Energy-saving light fittings and air-conditioning systems ◦ Eco-friendly building materials such as laminated flooring and veneer-wrapped doors

COMMUNICATING WITH OUR INVESTORS

Communication with our shareholders is a key management responsibility. We provide prompt quarterly updates on the Group's financial performance, and recently established a regular briefing programme to present our half and full year results to analysts and the media. All shareholders are encouraged to attend the Company's Annual General Meetings where the Executive Directors, the Chairman of each of the Audit Committee, Remuneration Committee and Nominations Committee, including the external auditors of the Company, are present to attend to queries raised. This provides an opportunity for investors and institutional shareholders to meet with top management, to understand and review the Group's disclosed performance and prospects.

In the area of risk management, we have established an enterprise risk management framework to enable significant business risks within the Group to be identified, assessed, monitored, managed and evaluated. For a few years now, we have put in place a Business Continuity Plan that equips us with the essential recovery procedures to handle any emergency or crisis situation immediately, minimising disruptions to our business operations.

ENRICHING OUR WORKFORCE

Respecting and Supporting Human Rights

Guided by the mission of inclusiveness, we nurture a workforce that respects and maintains multi-racial, multi-cultural and multi-religious harmony. We practise the guidelines contained in the Code of Responsible Employment Practices drawn up by the Ministry of Manpower, Singapore National Employers Federation and the National Trade Union Congress.

We believe in treating our employees fairly and recruit based on skills, merit, experience and relevance to job requirements. We have a fair performance assessment and remuneration system in place. We have also implemented various training programmes for career development.

Working with Integrity

CDL has an internal Code of Business and Ethical Conduct, which continues to serve as a guide for our actions as an organisation and as employees. The Code enunciates principles such as honesty, integrity, responsibility and accountability at all levels of the organisation and in the relationships with customers, suppliers and employees. Each employee has the right to raise concerns about apparent breaches of any of these principles directly with senior management or with the Head of Internal Audit, who reports functionally to the Chairman of the Audit Committee (an independent non-executive director of the Company), and administratively to the Group General Manager of the Company.

Corporate Social Responsibility Report



Part of a Larger CDL Family

CDL embraces each employee and their family as part of the larger CDL family. By tailoring work policies to the needs of the employees, we believe it is possible for staff to enjoy both a fulfilling family life and perform their best at work. CDL has a comprehensive pro-family policy that covers staff welfare and wellness programmes, as well as family bonding and support activities such as:

- Flexible work arrangements and part time work
- Maternity, paternity, childcare and marriage leave
- Loans and salary advances
- Financial assistance schemes
- Health seminars, workshops and screenings
- Sports and social activities
- Shopping and dining privileges

In 2004, StaffConnect@CDL was formed. It is a set-up by the staff for the staff. It comprises representatives from each department to promote management-employee communication, welfare and camaraderie among employees. A major activity was the annual Staff Day, and employees can look forward to more initiatives, including that of a childcare facility which is now being implemented.

ESTABLISHING BEST PRACTICES WITH OUR CONTRACTORS AND SUPPLIERS

Design for a Safe and Green Environment

As part of our Environmental, Health and Safety (EHS) policy, we ensure that all EHS requirements are complied with throughout the property development process. Beyond this, we have taken extra measures to influence and educate our consultants and contractors to mitigate EHS impacts on construction projects. For example, we ensure that our consultants address potential risks such as disturbance to natural terrain, west facing, noice disturbance, energy and water usage, damage to adjacent properties, or properties with historical and cultural value.

Setting Industry Standards

We have been taking the lead to educate our contractors on EHS consciousness and measurement. Our contractors are required to monitor and submit their monthly data on natural resources and general waste for our compilation.

Since 2001, we have been conducting quarterly audits to assess the EHS performance of our contractors. Known as the CDL 5-Star Assessment System, the audits are aimed at raising the EHS standard of our contractors. Areas of assessment cover hygiene habits, water and energy usage, waste management and noise emission. After each quarterly audit, a review seminar is held with our contractors and consultants, to share and compare audit results, highlighting the good and bad practices, to encourage improvements. Contractors excelling in the audits are conferred the CDL Annual EHS Excellence Award which gives us a platform of selecting contractors for future CDL jobs.

In recognition of our commitment to a safe and healthy environment, CDL has been awarded various accolades:

- 2004 Singapore Environmental Achievement Award (Local Services Category)
- 2004 Royal Society For the Prevention of Accidents (RoSPA) Bronze Award for excellence in managing health and safety issues
- 2003 Building and Construction Authority OHSAS18001 (Occupational Health and Safety Management System)
- 2003 Building and Construction Authority ISO14001 (Environmental Management System)
- 2003 Ministry of Manpower Letter of Commendation (good safety performance of development projects)
- 2002 PRISM Merit Award for Best Public Relations Work for the Environment
- 2000 Green Leaf Award









INVOLVEMENT IN THE COMMUNITY

CDL has been involved in corporate philanthropy and volunteerism for many years, supporting a wide range of outreach programmes in 4 selected areas: the needy, youth development, the arts and environmental conservation.

Extending a Helping Hand

Through City Sunshine Club, an employee volunteer programme, staff and management are involved in activities that are aimed at improving the lives of impoverished elderly, neglected children and the sick.

In a programme for children who are at risk of delinquency, staff volunteers help to instill good behavioural traits through story telling, arts and crafts, songs and role-play, to develop in the children a sense of belonging to the community and help them stay within the education system.

In 2004, CDL employees lent their time and resources to raise over $400,000 for Assisi Home and Hospice, Youth Challenge, the Singapore Red Cross and the China Exploration and Research Society.

Getting the Community Involved

CDL worked with local organisations to promote volunteerism among the youth. The Company was the main sponsor of a fundraising project for Youth Challenge Singapore's Home Alone Programme, which encourages youths to volunteer their time to serve, be active world citizens and compassionate beings. The Home Alone Programme has youth volunteers visiting 300 lonely elderly every week, organising monthly enriching activities for them and looking after their health.

CDL is a founding partner of the South West Community Development Council's Youth Excellence Award in the Heartlands (YEAH!), which recognises and motivates youths aged 13 to 25 years for their exemplary volunteering efforts towards the community. The scheme also helps groom youths to be leaders and initiators of community service projects.

Promoting the Arts for a Gracious Society

In late 2004, CDL launched The Sail Art Gallery, a free platform to showcase the works of local artists. The Company has since held a few photographic exhibitions.

The second CDL Singapore Sculpture Award was organised to nurture artistic talent, help enrich Singapore's sculptural landscape and promote public awareness and appreciation of sculpture in Singapore. CDL has been awarded the National Arts Council's Friend of the Arts Award for eight consecutive years, for its support to the local arts community.

Generating Awareness for Environmental Conservation

CDL has made good use of its network and resources to influence its stakeholders with a view to increase awareness for environmental conservation. These projects include:

- "Let's Live Green" and "Let's Work Green"
  In 2004, two new outreach initiatives were aimed at 2,000 households and 15,000 office workers at CDL's residential and commercial properties. "Let's Live Green" and "Let's Work Green" expanded from the 2002-2003 CDL Project Eco-Office, and promoted recycling and the conservation of natural resources in the home and at work. As part of our integrated environment management strategy, we established a complimentary and permanent recycling scheme at 15 of our commercial buildings.
- CDL Corporate Calendar
  Nature conservation has been the theme for our corporate calendars since 1998. The corporate calendars serve as a daily reminder to all staff and business associates to conserve precious resources of our environment.
- Exploration, Conservation and Appreciation
  CDL has been a corporate patron of the China Exploration and Research Society (CERS), whose mission is to conduct research as well as nature and culture conservation projects in remote regions of China. In November 2004, CDL hosted CERS' first fundraising dinner in Singapore, which raised over $250,000.

MOVING AHEAD

CDL has been a constituent of the FTSE4Good Social Responsibility Index since 2002, which requires us to provide regular updates on the Company's business practices. Our corporate website which carries comprehensive information on the spectrum of our activities is a valuable source of information to investors, the media and our customers.

As we journey in the path of progress, we are committed to finding new and better ways to improve our work on corporate social responsibility, inspire stakeholders and more importantly, build an enduring and sustainable company.

Kwek Leng Joo
Managing Director

Property Portfolio Analysis
Landbank

Analysis by Sector
Total: 3.9 million sq. feet


75%
12%
8%
5%

Analysis by Tenure
Total: 3.9 million sq. feet


100%

FH/999-year Leasehold

Analysis by Development Stage
Total: 3.9 million sq. feet


71%
14%
10%
5%

Planning Stage
Breakdown by Sector
Total: 3.4 million sq. feet


86%
14%

Planning Stage

Under Construction


96%
4%

Under Construction
Breakdown by Sector
Total: 0.5 million sq. feet

- Residential
- Industrial
- Residential-Overseas
- Commercial & Hotel Projects

Property Portfolio Analysis
Investment Properties

Analysis by Sector
Total lettable area: 4.7 million sq. feet


57%
23%
12%
7%
1%

Analysis by Tenure
Total lettable area: 4.7 million sq. feet


58%
23%
9%
9%
1%

FH/999-year Leasehold
Breakdown by Sector
Total lettable area: 3.8 million sq. feet


81%
19%

FH/999-year Leasehold

99-year Leasehold & Below


54%
19%
27%

99-year Leasehold & Below
Breakdown by Sector
Total lettable area: 0.9 million sq. feet

- Office
- Industrial
- Retail
- Residential
- Others

Corporate Structure

as at 1 March 2005



Hong Leong Group Singapore
City Developments Limited*
60 Subsidiary Companies
34 Associated Companies
10 Limited Liability Corporations
2 Limited Partnerships
(52%)
City e-Solutions Limited*
9 Subsidiary Companies
(53%)
Millennium & Copthorne Hotels plc*
(99%)
Target Realty Limited
6 Subsidiary Companies
Asia
Australasia
Europe
North America
Republic Hotels & Resorts Limited
(100%)
18 Subsidiary Companies
1 Associated Company
Grand Plaza Hotel Corporation*
(66%)[1]
1 Associated Company
14 Subsidiary Companies
11 Associated Companies
1 Subsidiary Company
CDL Hotels Holdings New Zealand Limited
(100%)
1 Subsidiary Company
CDL Hotels New Zealand Limited*
(70%)
40 Subsidiary Companies
1 General Partnership
48 Subsidiary Companies
16 Limited Liability Corporations
17 Limited Partnerships
4 General Partnerships
KIN Holdings Limited
(61%)
Kingsgate International Corporation Limited
(100%)
9 Subsidiary Companies
CDL Investments New Zealand Limited*
(61%)
3 Subsidiary Companies
10 Subsidiary Companies

Notes:

[1] Held through a 60% subsidiary company of Millennium & Copthorne Hotels plc ("M&C") and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited

* Listed Companies

Corporate Information

BOARD OF DIRECTORS

Executive
Kwek Leng Beng Executive Chairman
Kwek Leng Joo Managing Director

Non-Executive
Tan I Tong
Chee Keng Soon Independent
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan Independent
Kwek Leng Peck
Han Vo-Ta Independent
Tang See Chim Independent

AUDIT COMMITTEE

Chee Keng Soon Chairman
Foo See Juan
Han Vo-Ta
Tang See Chim

NOMINATIONS COMMITTEE

Chee Keng Soon Chairman
Kwek Leng Beng
Foo See Juan

REMUNERATION COMMITTEE

Chee Keng Soon Chairman
Kwek Leng Beng
Tang See Chim

SECRETARIES

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

REGISTRARS AND TRANSFER OFFICE

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

REGISTERED OFFICE

36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6225 4959
Email: enquiries@cdl.com.sg

AUDITORS

KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge: Chay Fook Yuen, appointment commenced from the audit of the financial statements for the year ended 31 December 2000)

PRINCIPAL BANKERS

Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of America
Bank of China
Calyon
Citibank, N.A.
Commerzbank Aktiengesellshaft
DBS Bank Ltd
Industrial and Commercial Bank of China
Mizuho Corporate Bank Ltd
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
Sumitomo Mitsui Banking Corporation
The Bank of Nova Scotia Asia Limited
The Bank of Tokyo-Mitsubishi, Ltd
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
United Overseas Bank Limited

Corporate Governance

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Code of Corporate Governance issued by the Committee on Corporate Governance on 21 March 2001 (the "Code") and the Best Practices Guide issued by the Singapore Exchange Securities Trading Limited ("SGX-ST") with regard to dealings in securities. The Board has adopted a set of corporate governance practices and internal compliance code ("Internal CG Guidelines") aligned with and focusing on the substance and spirit of the Code and the Best Practices Guide.

THE BOARD OF DIRECTORS ("BOARD")

Code Principle 1: Every company should be headed by an effective Board to lead and control the company.

Code Principle 2: There should be a strong and independent element on the Board, which is able to exercise objective judgement on corporate affairs independently, in particular, from Management. No individual or small group of individuals should be allowed to dominate the Board's decision making.

Code Principle 3: There should be a clear division of responsibilities at the top of the company – the working of the Board and the executive responsibility of the company's business – which will ensure a balance of power and authority, such that no one individual represents a considerable concentration of power.

Board Composition and Balance

The Board currently comprises 11 members. All members of the Board except for the Chairman and the Managing Director are non-executive Directors. Of the 9 non-executive Directors, the Board considers 4 of them, being not less than one third of the Board, to be independent, thus providing for a strong and independent element on the Board capable of exercising objective judgment on corporate affairs of the Group. The independent Directors are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. The Board comprises business leaders and professionals with property, financial, legal and business management backgrounds. Key information on the Directors are set out on pages 14 to 15 of the Summary Report 2004.

Mr Foo See Juan is a partner of a legal firm which renders professional legal services to the CDL Group from time to time and Mr Han Vo-Ta was previously employed in an executive position in a subsidiary within the CDL Group until 2001. Nevertheless, the Board (excluding Mr Foo See Juan and Mr Han Vo-Ta in respect of the deliberation of their own independence) is of the opinion that both Directors may be regarded as independent as these two Directors are capable of maintaining their objectivity and independence at all times in the carrying out of their duties and responsibilities as independent Directors.

Having diligently served on, and contributed to, the Board for more than 30 years, Messrs Tan I Tong and Sim Miah Kian, both non-independent and non-executive Directors, have indicated to the Board their intention not to seek re-appointment as Directors at the coming Annual General Meeting of the Company to be held on 27 April 2005. The Nominations Committee will review and identify at the appropriate time suitable candidate(s) with the right qualifications, expertise and experience to fill the vacated Board positions.

The Board has reviewed its composition, taking into account the scope and nature of the operations of the Group, and is satisfied that the current size of the Board is appropriate and allows for effective decision making. The standing of the members of the Board in the business and professional community, and their combined business, management and professional experience, knowledge and expertise provide the necessary core competencies to meet the Group's needs and further allow for diverse and objective perspectives on the Group's strategic direction and growth.

Roles of Chairman and Managing Director

Mr Kwek Leng Beng is the Executive Chairman of the Company. He bears primary responsibility for the workings of the Board, by ensuring its effective function, encouraging active participation in boardroom discussions and overseeing the Group's corporate governance structure and conduct. The Chairman also provides overall leadership and strategic vision for the Group. He is assisted by his brother, Mr Kwek Leng Joo, the Managing Director of the Company, in charting broad direction, strategies and policies of the Group.

The Managing Director also supervises the management team in the effective implementation of business strategies and policies and is supported by the Group General Manager of the Company in the management of the day to day operations of the Group. A key management staff, Mr Chia Ngiang Hong is not related to the Chairman or the Managing Director. Mr Chia, who joined the Group in 1981, holds a Bachelor of Science (Hons) degree in Estate Management from University of Singapore and a Distinction in Masters in Business Administration from University of Hull, United Kingdom, and is also a Fellow of the Singapore Institute of Surveyors & Valuers and a Certified Property Manager with the Institute of Real Estate Management, USA.

The Board has also established various committees with power and authority to perform key functions beyond the authority of, or without undue influence from, the Chairman and/or the Managing Director. The Board is accordingly of the view that there are adequate accountability safeguards and internal controls in place to enable the Board to exercise independent decision-making and to ensure an appropriate balance of power and authority within the spirit of good corporate governance.

Board Functions

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees ("Committees") established by the Board, principally the Board Committee, Audit Committee, Nominations Committee, Remuneration Committee and Share Option Scheme Committee.

The delegation of authority by the Board to the Committees enables the Board to achieve operational efficiency by empowering these Committees to decide on matters within certain limits of authority and yet maintain control over major policies and decisions.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of the Directors at Board and Committee meetings in 2004, as well as the frequency of such meetings, is disclosed in Table 1 of this Report. Notwithstanding such disclosure, the Board is of the view that the contribution of each Director should not be focused only on his attendance at Board and/or Committee meetings. A Director's contribution may also extend beyond the confines of the formal environment of Board meetings, through the sharing of views, advice, experience and strategic networking relationships which would further the interests of the Company.

Table 1: Directors' Attendance at Board and Committee Meetings in 2004

Name of Directors	Board	Audit Committee	Nominations Committee	Remuneration Committee	Share Option Scheme Committee
	Number of Meetings held: 4	Number of Meetings held: 8	Number of Meetings held: 2	Number of Meetings held: 3	Number of Meetings held: NIL
	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended	Number of Meetings attended
Kwek Leng Beng	4	N.A.	2	3	N.A.
Kwek Leng Joo	4	N.A.	N.A.	N.A.	N.A.
Tan I Tong	2	N.A.	N.A.	N.A.	N.A.
Chee Keng Soon	4	8	2	3	N.A.
Sim Miah Kian	4	N.A.	N.A.	N.A.	N.A.
Chow Chiok Hock	4	N.A.	N.A.	N.A.	N.A.
Ong Pang Boon	4	N.A.	N.A.	N.A.	N.A.
Foo See Juan	4	8	2	N.A.	N.A.
Kwek Leng Peck	4	N.A.	N.A.	N.A.	N.A.
Han Vo-Ta	4	8	N.A.	N.A.	N.A.
Tang See Chim	4	8	N.A.	3	N.A.

Code Principle 6: In order to fulfil their responsibilities, board members should be provided with complete, adequate and timely information prior to board meetings and on an on-going basis.

Prior to each meeting, the respective members of the Board and the Committees are provided with the meeting agenda and the relevant papers submitted by the management, containing complete, adequate and timely information to enable full deliberation on the issues to be considered at the respective meetings. Management staff and the Company's auditors, who can provide additional insight into the matters for discussion, are also invited from time to time to attend such meetings. The company secretaries attend all Board meetings and ensure that all Board procedures are followed. The company secretaries, together with other management staff of the Company, also ensure that the Company complies with all applicable statutory and regulatory rules.

On an on-going basis, the Directors have separate and independent access to the Company's senior management and the company secretaries. The Directors, whether as a group or individually, are entitled to take independent professional advice at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant the same.

Each new Director is provided with a manual containing information on Directors' duties and responsibilities, corporate information of the Group, and Board and Company policies including the Internal CG Guidelines which also cover the Internal Code of Business and Ethical Conduct, Internal Code on Securities Trading and a schedule of matters which require Board approval. Directors are also provided regular updates and briefings from time to time by professional advisers, auditors, management and the company secretaries of new laws, rules, regulations, listing requirements, governance practices, changes in accounting standards and business and risk management issues applicable or relevant to the performance of their duties and obligations as directors.

THE NOMINATIONS COMMITTEE ("NC")

Code Principle 4: There should be a formal and transparent process for the appointment of new directors to the Board. As a principle of good corporate governance, all directors should be required to submit themselves for re-nomination and re-election at regular intervals.

Code Principle 5: There should be a formal assessment of the effectiveness of the Board as a whole and the contribution by each director to the effectiveness of the Board.

The NC comprises 2 non-executive and independent Directors, including the chairman of the NC, and 1 executive Director. The members of the NC are as follows:

Mr Chee Keng Soon	*Chairman (Non-executive, Independent)*
Mr Kwek Leng Beng	*Member (Executive)*
Mr Foo See Juan	*Member (Non-executive, Independent)*

The NC ensures a formal and transparent procedure for the appointment and re-appointment of Directors to the Board. Its responsibilities as set out in its written terms of reference include:

- considering and determining the independence of the individual Directors;
- reviewing the re-nomination or re-appointment of the Directors having regard to the Directors' contribution to the effectiveness of the Board and the competing time commitments faced by Directors with multiple board representations;
- nominating candidates for appointment as Directors or to fill the most senior executive positions including that of chief executive officer; and
- proposing to the Board the responsibilities of the non-executive Directors as well as the membership and chairmanship of Committees.

Other functions of the NC include carrying out an assessment of each Director's performance and evaluating the Board's performance as a whole using objective and appropriate quantitative and qualitative criteria. Assessment parameters for Directors' performance include their level of participation at Board and Committee meetings and the quality of their contribution to Board processes and the business strategies and performance of the Group. The NC's evaluation of the individual Directors for the year ended 31 December 2004 ("FY2004") was further facilitated this year with feedback from individual Directors on areas relating to the Board's competencies and effectiveness. The results of the evaluation process would be used by the NC, in its consultation with the Chairman of the Board, to effect continuing improvements on Board processes.

The Directors submit themselves for re-nomination or re-election at regular intervals and the Articles of Association of the Company provide that at least one-third of the Directors for the time being shall retire as Directors at each Annual General Meeting of the Company, save for the Managing Director appointed by the Board who shall not be subject to retirement by rotation while he continues to hold that office. The Articles also provide that the appointment of the Managing Director by the Board shall be for such period (except that where an appointment is for a fixed term such term shall not exceed five years) and upon such terms as they think fit.

THE REMUNERATION COMMITTEE ("RC")

Code Principle 7: There should be a formal and transparent procedure for fixing the remuneration packages of individual directors. No director should be involved in deciding his own remuneration.

Code Principle 8: The level of remuneration should be appropriate to attract, retain and motivate the directors needed to run the company successfully but companies should avoid paying more for this purpose. A proportion of the remuneration, especially that of executive directors, should be linked to performance.

Code Principle 9: Each company should provide clear disclosure of its remuneration policy, level and mix of remuneration, and the procedure for setting remuneration, in the company's annual report.

The RC comprises 2 non-executive and independent Directors, including the chairman of the RC, and 1 executive Director. The members of the RC are as follows:

Mr Chee Keng Soon	*Chairman (Non-executive, Independent)*
Mr Kwek Leng Beng	*Member (Executive)*
Mr Tang See Chim	*Member (Non-executive, Independent)*

The RC obtains advice in respect of executive remuneration matters, as and when required, from human resource advisers or consultants within and outside of the Group.

The RC's principal responsibilities as set out in its written terms of reference are to review and recommend to the Board an appropriate framework of remuneration for the Board and senior key executives of the Company, and to review the remuneration packages, including but not limited to Directors' fees, salaries, allowances, bonuses, share options, and benefits in kind of the executive Directors, currently comprising the Executive Chairman and the Managing Director. The Group's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonuses), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. No Director is involved in deciding his own remuneration.

The breakdown (in percentage terms) of the Directors' remuneration for FY2004 paid or payable to the Directors by the Company and its subsidiaries is set out in Table 2 of this Report:

Table 2: Directors' Remuneration

	Base Salary* %	Variable Bonuses/ Allowances* %	Board/Committee Fees** %	Other Benefits %
Above $2,500,000 up to $2,750,000				
Kwek Leng Beng ^	25	58	15	2
Above $2,250,000 up to $2,500,000				
Kwek Leng Joo ^	28	63	8	1
$250,000 and below				
Tan I Tong ^	-	86	14	-
Chee Keng Soon	-	-	100	-
Sim Miah Kian ^	-	39	61	-
Chow Chiok Hock ^	-	73	27	-
Ong Pang Boon ^	-	-	100	-
Foo See Juan ^	-	-	100	-
Kwek Leng Peck ^	-	-	100	-
Han Vo-Ta	-	-	87	13
Tang See Chim	-	-	100	-

Notes:

* *The salary and variable bonuses/allowances are inclusive of employer's central provident fund contributions.*

** *These fees include Directors' fees for FY2004, which are subject to approval by shareholders as a lump sum at the 2005 Annual General Meeting, and Audit Committee fees for FY2004 that have already been approved by shareholders at previous Annual General Meetings.*

^ *Remuneration of these Directors includes remuneration paid or payable by subsidiaries of the Company.*

No options were granted by the Company to subscribe for unissued shares in the Company during the financial year under review.

During FY2004, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed in this Report as such disclosure does not appear to be standard industry practice currently, given the highly competitive industry conditions. The RC will continue to review the practice of the industry in this regard, weighing the advantages and disadvantages of such disclosure.

THE AUDIT COMMITTEE ("AC")

Code Principle 11: The Board should establish an Audit Committee with written terms of reference which clearly set out its authority and duties.

The AC comprises 4 non-executive Directors, all of whom are independent. The members of the AC are as follows:

Mr Chee Keng Soon	*Chairman*
Mr Foo See Juan	*Member*
Mr Han Vo-Ta	*Member*
Mr Tang See Chim	*Member*

The Board is of the view that the AC has sufficient financial management expertise and experience amongst its members to discharge the functions of the AC.

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Group's material internal controls, including financial, operational, compliance and risk management controls at least once annually. Other duties within its written terms of reference include:

- the review with management and, where appropriate, with the external auditors of quarterly and full year financial statements issued by the Group before their submission to the Board to ensure their completeness, accuracy and fairness;
- the review, on an annual basis, of the scope and results of the audit and its cost effectiveness and the independence and objectivity of the external auditors; and
- the review of interested person transactions.

The AC is authorised by the Board to investigate any matters it deems appropriate within its written terms of reference and has full access to and co-operation of management. The AC may invite any Director, executive officer or employee of the Company to attend its meetings and is also authorised to seek external professional advice to enable it to discharge its functions.

The AC met with the internal and external auditors, each separately without the presence of management, once during the year. Having reviewed the nature and extent of the non-audit services provided to the Group by the external auditors for FY2004, the AC is of the opinion that the provision of such non-audit services would not affect the independence and objectivity of the external auditors.

INTERNAL AUDIT

Code Principle 13: The company should establish an internal audit function that is independent of the activities it audits.

Internal Audit plays an important role in monitoring an effective system of internal controls. To enable the effectiveness of the internal audit function, the internal auditors of the Company report to the Chairman of the AC and administratively to the Group General Manager of the Company. The internal auditors have been directed to meet or exceed the standards set by nationally or internationally recognised professional bodies including the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors. The AC reviews the activities of the internal auditors on a quarterly basis and is satisfied that the internal audit function is independent of the activities which it audits; is adequately resourced; and has appropriate standing within the Group to perform its role effectively.

Enterprise Risk Management
An enterprise risk management framework has been established by management since 2002 to enable significant business risks within the Group's current business environment to be identified, assessed, monitored, managed and evaluated. As part of the on-going risk management process, management conducts a risk assessment and evaluation; considers the adoption of adequate and cost-effective system of internal controls to mitigate significant business risks; and provides for significant risks to be managed through regular reviews by management and the Board or Committees. The AC has reviewed the Group's risk management processes and procedures and is satisfied that there are adequate internal controls in place to manage the significant risks identified.

Interested Person Transactions
Particulars of interested person transactions required to be disclosed under Rule 907 of the Listing Manual of the SGX-ST are as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2004 (excluding transactions less than $100,000 and transactions conducted under the IPT Mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted in FY2004 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	$19,784,045.00*	Property-related: (leases, property maintenance and carpark management services)	$2,465,880.00
		Financial and Treasury-related: (inter-company loans)	$296,224.00
		Total:	**$2,762,104.00**
Directors and their immediate family members	$120,000.00	Nil	

* *Being the aggregate value of shareholders' loans extended to joint ventures involving interested persons, and where applicable, interest accrued, in FY2004, which were announced pursuant to Rule 916(3) but not required to be aggregated for purposes of Rule 906.*

The above transactions were carried out on normal commercial terms and were not prejudicial to the interests of the Company and its minority shareholders.

On 29 May 2003, the Company obtained shareholders' approval for the Company, its subsidiaries and its associated companies not listed on the SGX-ST or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control, to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "IPT Mandate"). The IPT Mandate was renewed by shareholders on 29 April 2004 and given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming Annual General Meeting of the Company for the renewal of the IPT Mandate.

The AC has confirmed that an independent financial adviser's opinion is not required for the renewal of the IPT Mandate as the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the IPT Mandate was obtained on 29 May 2003, and such methods and procedures continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

THE BOARD COMMITTEE

The Board Committee comprises 6 Directors with authority to approve routine and other operational matters of the Company.

THE CITY DEVELOPMENTS SHARE OPTION SCHEME COMMITTEE (THE "SHARE OPTION SCHEME COMMITTEE")

The Share Option Scheme Committee comprises the following 3 members of the Board:

Mr Kwek Leng Joo *(Chairman)*
Mr Tan I Tong
Mr Foo See Juan

It was set up to administer the City Developments Share Option Scheme 2001 (the "Scheme"), with such powers and duties as are conferred on it by the Board. Any matters pertaining to the Scheme and any disputes as to the interpretation of the Scheme or any rule, regulation, procedure thereunder or as to any rights thereunder are determined by the Share Option Scheme Committee.

FINANCIAL REPORTING AND INTERNAL CONTROLS

Code Principle 10: The Board is accountable to the shareholders while the Management is accountable to the Board.

Code Principle 12: The Board should ensure that the Management maintains a sound system of internal controls to safeguard the shareholders' investments and the company's assets.

The management provides all Directors, on a quarterly basis, with accounts and reports on the Group's financial performance and commentary on the competitive conditions within the industry in which the Company operates, which are reviewed by the Board at each Board meeting prior to release of the announcements on quarterly and full-year results of the Group. Monthly reports covering the Group's financial performance are also provided by the management to the Chairman and Managing Director. Apart from the periodic updates provided by the management, the Directors may at any time seek further information from, and discussion with, the management on the Group's operations and performance.

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the AC, it reviews the effectiveness of the Group's material internal controls system, which is monitored through a programme of external and internal audits, and is satisfied with the adequacy of such internal controls system.

While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In designing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

Corporate Governance

COMMUNICATION WITH SHAREHOLDERS

Code Principle 14: Companies should engage in regular, effective and fair communication with shareholders.

Code Principle 15: Companies should encourage greater shareholder participation at AGMs and allow shareholders the opportunity to communicate their views on various matters affecting the company.

The Company announces its quarterly and full-year results within the mandatory period. Material and price-sensitive information is publicly released via SGXNET on timely basis. All shareholders of the Company receive the summary report and/or annual report of the Company and the notice of the Annual General Meeting, which notice is also advertised in the press and released via SGXNET. Shareholders and investors can access information on the Company at its website at www.cdl.com.sg which provides, *inter alia*, corporate announcements, press releases and the latest financial results as disclosed by the Company on SGXNET. From time to time, the Company's senior management may consider holding briefings with analysts and the media to coincide with the release of the Group's half-year and full-year results.

At general meetings of the Company, shareholders are given the opportunity to communicate their views and ask the Directors and the management questions regarding matters affecting the Company. The chairman of the AC, NC and RC and the external auditors were present at the last Annual General Meeting, and will endeavour as far as reasonably practicable to be present at the coming Annual General Meeting to address, and assist the Directors in addressing, queries raised by the shareholders.

In accordance with the Articles of Association of the Company, shareholders may appoint one or two proxies to attend and vote at the general meetings in their absence. CPF investors of the Company's securities may attend shareholders' meetings as observers provided they have submitted their requests to do so with their agent banks within a specified timeframe.

BUSINESS AND ETHICAL CONDUCT

The Company has an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles such as honesty, integrity, responsibility and accountability at all levels of the organisation and in the conduct of the Company's business in their relationships with customers, suppliers and amongst employees. Employees have a right to raise concerns about any real or apparent breaches of any of these principles directly with senior management or with the Head of Internal Audit.

DEALINGS IN SECURITIES

The Company has adopted an internal code on securities trading which provides guidance and internal regulation with regard to dealings in the Company's securities by its Directors and officers that is modeled on the Best Practices Guide issued by the SGX-ST on securities dealing. These guidelines prohibit dealing in the Company's securities while in possession of unpublished material price-sensitive information in relation to such securities and during the "closed period", which is defined as two weeks before the date of announcement of results for each of the first three quarters of the Company's financial year and one month before the date of announcement of the full-year financial results.

Summary Financial Statement

Important Note

The Summary Financial Statement as set out on pages 35 to 53 contains only a summary of information in the Directors' Report and financial statements of the Company's Annual Report. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company and of the Group. For further information, the full financial statements, Auditors' Report on those statements and the Directors' Report in the Annual Report should be consulted. Shareholders may request for a copy of the Annual Report at no cost. Please use the Request Form at the end of this Summary Report.

Summary Directors' Report

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Principal Activities

The principal activities of the Company are those of a property developer and owner, investment holding and a hotel owner.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants and/or debentures of the Company, or of related corporations, either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year and their spouses and infant children in shares, share options and/or warrants in the Company and in related corporations are as follows:

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
The Company		
Shares of $0.50 each		
Kwek Leng Beng	361,115	361,115
Kwek Leng Joo	59,510	59,510
Tan I Tong	37,865	37,865
Sim Miah Kian	189,120	189,120
Kwek Leng Peck	43,758	43,758
Tang See Chim	10,000	10,000
Warrants 2006		
Kwek Leng Beng	–	36,110
Kwek Leng Joo	–	5,951
Tan I Tong	–	3,786
Sim Miah Kian	–	18,911
Tang See Chim	–	1,000
Preference Shares of $0.05 each		
Kwek Leng Beng	–	144,445
Kwek Leng Joo	–	100,000
Tan I Tong	–	15,146
Sim Miah Kian	–	75,648
Tang See Chim	–	4,000
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Shares of $100 each		
Kwek Leng Beng	2,320	2,320
Kwek Leng Joo	1,290	1,290
Kwek Leng Peck	304	304

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Subsidiaries		
City e-Solutions Limited **Shares of HK$1 each**		
Kwek Leng Beng	3,286,980	3,286,980
Kwek Leng Joo	1,436,000	1,436,000
Tan I Tong	287,200	287,200
Kwek Leng Peck	2,082,200	2,082,200
Foo See Juan	8,363	8,363
CDL Hotels New Zealand Limited **Shares with no par value**		
Kwek Leng Beng	3,000,000	3,000,000
Related Corporations		
Hong Leong Finance Limited **Shares of $1 each**		
Kwek Leng Beng	4,603,567	4,603,567
Kwek Leng Joo	703,610	703,610
Tan I Tong	329,410	704,410
Sim Miah Kian	2,086,019	2,026,019
Kwek Leng Peck	517,359	517,359
Foo See Juan	44,981	22,981
Options to subscribe for the following number of shares of $1 each under the Hong Leong Finance Share Option Scheme 2001		
Kwek Leng Beng	1,000,000	1,360,000
Tan I Tong	375,000	–
Sim Miah Kian	160,000	–

Summary Directors' Report

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Related Corporations (cont'd)		
Hong Leong Holdings Limited **Shares of $1 each**		
Kwek Leng Beng	259,000	259,000
Kwek Leng Joo	210,000	210,000
Tan I Tong	1,000	1,000
Chow Chiok Hock	1,000	1,000
Kwek Leng Peck	381,428	381,428
Hong Leong Asia Ltd. **Shares of $0.20 each**		
Tan I Tong	1,000	1,000
Kwek Leng Peck	–	660,000
Options to subscribe for the following number of shares of $0.20 each under the Hong Leong Asia Share Option Scheme 2000		
Kwek Leng Beng	600,000	660,000
Kwek Leng Peck	1,000,000	440,000
Hong Realty (Private) Limited **Shares of $1,000 each**		
Kwek Leng Beng	1,110	1,110
Kwek Leng Joo	510	510
Kwek Leng Peck	150	150
Euroform (S) Pte. Limited **Shares of $1 each**		
Kwek Leng Joo	50,000	50,000

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Related Corporations (cont'd)		
Sun Yuan Holdings Pte Ltd Shares of $0.20 each		
Kwek Leng Beng	15,000,000	15,000,000
Hong Leong-Summit Pte Ltd Shares of $1 each		
Han Vo-Ta	920,000	920,000

	Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd. Shares of $100 each		
Kwek Leng Beng	68,596	68,596
Related Corporation		
Sun Yuan Holdings Pte Ltd Shares of $0.20 each		
Tan I Tong	10,875,000	10,875,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2005.

Summary Directors' Report

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and/or their affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest, with the directors having disclosed their interests in such transactions pursuant to Section 156 of the Companies Act, Chapter 50. Such transactions may comprise loans, deposits, provision of nominee and corporate financial advisory services, property-related transactions, construction-related transactions, industrial-related transactions, consumer-related transactions, purchase and sale of investments or investment products, property, industrial and consumer products and goods including vehicles, parts and accessories and provision and receipt of after-sales services, hotel-related transactions, procurement services, information technology services, e-commerce-related transactions, management and consultancy services and/or other transactions carried out on normal commercial terms and in the normal course of the business of the Company and/or its related corporations.

However, the directors have neither received nor become entitled to receive any benefit arising out of these transactions other than those which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above, and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

Details of the City Developments Share Option Scheme 2001 were set out in the Directors' Report for the year ended 31 December 2000.

By Subsidiaries

Target Realty Limited (TRL)

The Target Realty Share Option Scheme 2001 was terminated at the Annual General Meeting of TRL held on 27 April 2004.

Millennium & Copthorne Hotels plc

The Millennium & Copthorne Hotels Executive Share Option Scheme and the Millennium & Copthorne Hotels Sharesave Scheme, details of which were set out in the Directors' Report for the year ended 31 December 1996, and the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, details of which were set out in the Directors' Report for the year ended 31 December 2002, continue to be in operation.

Share Options Granted

During the financial year, there were no options granted by the Company and its subsidiary, TRL, to any person to take up unissued shares in the Company and TRL respectively and there were no unissued shares of the Company and TRL under option at the end of the financial year.

Share Options Granted (cont'd)

Options granted by another subsidiary, Millennium & Copthorne Hotels plc, during the financial year were as follows:

Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date granted	Granted during the year	Exercise price per share £	Exercise period
Part I			
16.03.2004	82,617	2.9167	16.03.2007 – 15.03.2014
Part II			
16.03.2004	729,710	2.9167	16.03.2007 – 15.03.2014

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

No options were granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc under the Millennium & Copthorne Hotels Executive Share Option Scheme.

(iii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options granted to subscribe for ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc are as follows:

Date granted	Granted during the year	Exercise price per share £	Exercise period
20.04.2004	67,241	2.3400	01.07.2007 – 01.01.2008
20.04.2004	31,152	2.3400	01.07.2009 – 01.01.2010

Share Options Exercised

During the financial year, there were no shares issued by virtue of any exercise of option to take up unissued shares of the Company or TRL.

The following options in a subsidiary were exercised during the financial year:

Share Options Exercised (cont'd)

Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

7,752 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise price following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme:

Exercised during the year	Exercise price per share £
Part I	
7,752	1.9350

687,440 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise prices following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme:

Exercised during the year	Exercise price per share £
Part II	
660,012	1.9350
27,428	2.9167

(ii) Millennium & Copthorne Hotels plc Executive Share Option Scheme

18,509 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise prices following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Executive Share Option Scheme:

Exercised during the year	Exercise price per share £
Part A	
1,143	2.4830
Part B	
17,366	3.2250

(iii) Millennium & Copthorne Hotels Sharesave Scheme

19,492 ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc were issued at the following exercise prices following the exercise of the subscription rights as set out in the Millennium & Copthorne Hotels Sharesave Scheme:

Exercised during the year	Exercise price per share £
14,821	3.1360
1,002	2.9200
3,669	1.5040

Unissued Shares Under Option

At the end of the financial year, there were no unissued shares of the Company or TRL under option.

Unissued shares of a subsidiary under options at the end of the financial year were as follows:

Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part I							
10.03.2003	102,580	–	7,752	15,503	79,325	1.9350	10.03.2006 - 09.03.2013
16.03.2004	–	82,617	–	20,568	62,049	2.9167	16.03.2007 - 15.03.2014
Part II							
10.03.2003	2,106,137	–	660,012	247,660	1,198,465	1.9350	10.03.2006 - 09.03.2013
16.03.2004	–	729,710	27,428	33,173	669,109	2.9167	16.03.2007 - 15.03.2014
	2,208,717	812,327	695,192	316,904	2,008,948		

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date granted	Balance at beginning of year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part A						
24.04.1996	1,143	1,143	–	–	2.4830	24.04.1999 - 23.04.2006
05.03.1998	13,018	–	6,509	6,509	4.6087	05.03.2001 - 04.03.2008
05.03.1999	4,139	–	4,139	–	4.8321	05.03.2002 - 04.03.2009
19.11.1999	7,526	–	–	7,526	3.9856	19.11.2002 - 18.11.2009
17.03.2000	27,812	–	18,857	8,955	3.3500	17.03.2003 - 16.03.2010
23.10.2000	7,594	–	–	7,594	3.9500	23.10.2003 - 22.10.2010
20.03.2001	75,856	–	20,688	55,168	4.3500	20.03.2004 - 19.03.2011
15.03.2002	101,234	–	4,651	96,583	3.2250	15.03.2005 - 14.03.2012
	238,322	1,143	54,844	182,335		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)

Date granted	Balance at beginning of year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part B						
07.03.1997	108,156	–	108,156	–	3.6084	07.03.2000 - 06.03.2004
05.03.1998	117,158	–	101,972	15,186	4.60875	05.03.2001 - 04.03.2005
02.04.1998	53,738	–	25,908	27,830	4.9527	02.04.2001 - 01.04.2005
05.03.1999	145,624	–	105,188	40,436	4.8321	05.03.2002 - 04.03.2006
19.11.1999	47,670	–	–	47,670	3.9856	19.11.2002 - 18.11.2006
17.03.2000	338,357	–	215,732	122,625	3.3500	17.03.2003 - 16.03.2007
23.10.2000	5,570	–	–	5,570	3.9500	23.10.2003 - 22.10.2007
14.03.2001	248,235	–	128,004	120,231	4.3250	14.03.2004 - 13.03.2008
20.03.2001	233,839	–	100,688	133,151	4.3500	20.03.2004 - 19.03.2008
04.12.2001	153,787	–	–	153,787	2.7350	04.12.2004 - 03.12.2008
15.03.2002	541,689	17,366	128,684	395,639	3.2250	15.03.2005 - 14.03.2009
	1,993,823	17,366	914,332	1,062,125		

Unissued Shares Under Option (cont'd)

Millennium & Copthorne Hotels plc – Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme, Millennium & Copthorne Hotels Executive Share Option Scheme and Millennium & Copthorne Hotels Sharesave Scheme (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Scheme

Particulars of the options to subscribe for the following number of ordinary shares of £0.30 each in Millennium & Copthorne Hotels plc at the respective exercise price per share are as follows:

Date granted	Balance at beginning of year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
05.05.1998	15,090	–	–	15,090	–	3.97466	01.07.2003 - 01.01.2004
05.05.1999	15,192	–	–	1,566	13,626	3.86748	01.07.2004 - 01.01.2005
09.05.2000	42,932	–	–	42,932	–	3.10000	01.07.2003 - 01.01.2004
09.05.2000	19,021	–	–	2,176	16,845	3.10000	01.07.2005 - 01.01.2006
08.05.2001	57,554	–	14,821	13,836	28,897	3.13600	01.07.2004 - 01.01.2005
08.05.2001	29,262	–	–	6,456	22,806	3.13600	01.07.2006 - 01.01.2007
21.05.2002	54,952	–	1,002	12,913	41,037	2.92000	01.07.2005 - 01.01.2006
21.05.2002	33,540	–	–	9,293	24,247	2.92000	01.07.2007 - 01.01.2008
28.04.2003	189,581	–	3,669	59,275	126,637	1.50400	01.07.2006 - 01.01.2007
28.04.2003	165,763	–	–	22,713	143,050	1.50400	01.07.2008 - 01.01.2009
20.04.2004	–	67,241	–	3,222	64,019	2.34000	01.07.2007 - 01.01.2008
20.04.2004	–	31,152	–	–	31,152	2.34000	01.07.2009 - 01.01.2010
	622,887	98,393	19,492	189,472	512,316		

The options granted by the subsidiary do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Summary Directors' Report

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Audit Committee

The Audit Committee comprises 4 non-executive members of the Board, all of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Summary Financial Statement set out on pages 35 to 53 was approved by the Board of Directors and was signed on its behalf by:

KWEK LENG BENG
Executive Chairman

KWEK LENG JOO
Managing Director

Singapore
28 February 2005

Auditors' Statement

To the Members of City Developments Limited

We have examined the Summary Financial Statement as set out on pages 35 to 53, which have been prepared by the directors of City Developments Limited.

In our opinion, the Summary Financial Statement is consistent, in all material aspects, with the full financial statements and the Directors' Report of City Developments Limited for the year ended 31 December 2004 and complies with the requirements of Section 203A of the Companies Act, Chapter 50, and the regulations made thereunder, applicable to a Summary Financial Statement.

We have issued an unqualified audit report dated 28 February 2005 on the full financial statements of City Developments Limited and its subsidiaries for the year ended 31 December 2004. The audit report is as follows:

"Report of the Auditors to the Members of City Developments Limited

We have audited the accompanying financial statements of City Developments Limited for the year ended 31 December 2004 as set out on pages 60[1] to 160[1]. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2004 and of the results, changes in equity and cash flows of the Group and of the changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

KPMG
Certified Public Accountants

Singapore
28 February 2005

[1] The page numbers are as stated in the Auditors' Report dated 28 February 2005 included in City Developments Limited's Annual Report for the financial year ended 31 December 2004.

Balance Sheets
as at 31 December 2004

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Non-current assets				
Property, plant and equipment	**8,891,410**	9,145,659	**580,938**	664,638
Investments in subsidiaries	**–**	–	**2,201,407**	2,204,934
Investments in associated companies	**1,241**	1,383	**–**	–
Investments in jointly controlled entities	**235,631**	246,029	**67,880**	68,495
Financial assets	**31,301**	25,432	**15,546**	15,546
Deferred financial charges	**8,549**	13,368	**535**	397
Intangible assets	**295**	298	**–**	–
Other non-current assets	**81,839**	111,010	**57,535**	60,714
	9,250,266	9,543,179	**2,923,841**	3,014,724
Current assets				
Development properties	**1,944,358**	2,237,893	**1,599,119**	1,861,622
Consumable stocks	**13,508**	13,159	**1,061**	1,159
Financial assets	**35,642**	30,158	**–**	–
Trade and other receivables	**700,959**	663,264	**969,549**	687,134
Cash and cash equivalents	**827,834**	571,400	**385,282**	255,477
	3,522,301	3,515,874	**2,955,011**	2,805,392
Current liabilities				
Bank overdrafts	**(2,171)**	(4,511)	**–**	–
Trade and other payables	**(688,222)**	(668,332)	**(983,698)**	(834,779)
Bank loans	**(18,306)**	(44,865)	**(18,306)**	(44,082)
Current portion of long-term liabilities	**(817,126)**	(367,906)	**(48,876)**	(125,000)
Bonds and notes - repayable within 12 months	**(584,440)**	(321,075)	**(170,000)**	(120,000)
Employee benefits	**(14,566)**	(11,861)	**(1,153)**	(1,112)
Provision for taxation	**(115,173)**	(76,308)	**(35,065)**	(15,081)
Provisions	**(497)**	(6,383)	**–**	–
	(2,240,501)	(1,501,241)	**(1,257,098)**	(1,140,054)
Net current assets	**1,281,800**	2,014,633	**1,697,913**	1,665,338
Balance carried forward	**10,532,066**	11,557,812	**4,621,754**	4,680,062

Balance Sheets
as at 31 December 2004

	Group		Company	
	2004	2003	2004	2003
	$'000	$'000	$'000	$'000
Balance brought forward	**10,532,066**	11,557,812	**4,621,754**	4,680,062
Non-current liabilities				
Interest-bearing loans and other liabilities	**(2,631,581)**	(4,160,705)	**(944,067)**	(1,083,824)
Employee benefits	**(17,291)**	(16,125)	**-**	-
Provisions	**(9,830)**	(10,839)	**-**	-
Deferred tax liabilities	**(670,222)**	(698,120)	**(10,906)**	(24,177)
	(3,328,924)	(4,885,789)	**(954,973)**	(1,108,001)
Minority interests	**(2,252,438)**	(2,069,015)	**-**	-
Net assets	**4,950,704**	4,603,008	**3,666,781**	3,572,061
Share capital	**452,541**	413,593	**452,541**	413,593
Reserves	**4,498,163**	4,189,415	**3,214,240**	3,158,468
Shareholders' equity	**4,950,704**	4,603,008	**3,666,781**	3,572,061

Consolidated Profit and Loss Accounts

Year ended 31 December 2004

	Group	
	2004 $'000	2003 $'000
Revenue	**2,380,097**	2,325,976
Cost of sales	**(1,189,466)**	(1,327,036)
Gross profit	**1,190,631**	998,940
Other operating income	**52,243**	64,896
Administrative expenses	**(415,381)**	(405,246)
Other operating expenses	**(434,058)**	(389,696)
Profit from operations	**393,435**	268,894
Finance costs	**(170,882)**	(162,375)
Profit before share of results of associated companies and jointly controlled entities	**222,553**	106,519
Share of loss of associated companies	**(72)**	(78)
Share of profit of jointly controlled entities	**194,973**	107,376
Profit from ordinary activities before taxation	**417,454**	213,817
Income tax expense	**(67,524)**	(30,404)
Profit from ordinary activities after taxation	**349,930**	183,413
Minority interests	**(147,087)**	(31,131)
Net profit for the year	**202,843**	152,282
Earnings per share		
- Basic	**24.10 cents**	18.78 cents
- Fully diluted	**22.79 cents**	18.78 cents

Notes to Summary Financial Statement
31 December 2004

1. Professional Fees

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Professional fees paid to firms of which directors of the Company are members:				
- charged to profit and loss account	**136**	156	**128**	156
- included as cost of property, plant and equipment and cost of development properties	**651**	81	**645**	81
	787	237	**773**	237

2. Significant Related Party Transactions

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows:

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Rental, management and maintenance services received and receivable from:				
- subsidiaries	**–**	–	**3,749**	4,270
- fellow subsidiaries	**1,561**	2,544	**1,048**	1,403
- jointly controlled entities	**1,866**	2,728	**1,246**	1,222
	3,427	5,272	**6,043**	6,895
Rental, management and maintenance services paid and payable to:				
- subsidiaries	**–**	–	**6,971**	7,162
- fellow subsidiaries	**30**	852	**–**	–
- jointly controlled entities	**466**	735	**–**	–
	496	1,587	**6,971**	7,162

The pricing for management services was based on agreed terms.

2. Significant Related Party Transactions (cont'd)

Rental, maintenance services and other transactions entered into with related parties in the normal course of business were as follows: (cont'd)

	Group		Company	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Sale of properties to:				
- a fellow subsidiary	–	1,281	–	1,281
- a director and his immediate family	–	3,833	–	3,833
- directors and their immediate families by a jointly controlled entity	16,530	–	–	–
	16,530	5,114	–	5,114
Sale of property, plant and equipment to a subsidiary	–	–	36	1,083

3. Dividends

	Group and Company	
	2004 $'000	2003 $'000
Final ordinary dividend paid of 7.5 cents (2003: 7.5 cents) per share less tax at 20% (2003: 22%)	49,631	46,860
Special ordinary dividend paid of 50 cents (2003: Nil) per share less tax at 20%	330,874	–
Non-cumulative preference dividend paid of 2.74 cents (2003: Nil) per share less tax at 20%	7,248	–
	387,753	46,860

3. Dividends (cont'd)

After the balance sheet date, the directors proposed the following ordinary dividends, which have not been provided for:

	Group and Company	
	2004	2003
	$'000	$'000
Final dividend proposed of 7.5 cents (2003: 7.5 cents) per share less tax at 20%	**52,320**	49,631
Special dividend proposed of Nil cents (2003: 50 cents) per share less tax at 20%	-	330,874
	52,320	380,505

4. Subsequent Events

(i) On 17 January 2005, Myungdong Development Co. Ltd (MDC), a jointly controlled entity of the Group incorporated in the Republic of Korea, entered into a Sale and Purchase Agreement (S&P) with Deka Immobilien Investment GmbH for the sale of certain properties owned by MDC at a consideration of KRW62 billion (approximately S$91.8 million). The said properties comprised, inter alia, MyeongDong Central Building, a 16-storey freehold office building located in the prime district of MyeongDong in Seoul, Korea. The sale has been completed on 28 February 2005.

(ii) As of 14 February 2005, Wideachieve Holdings Limited, a wholly-owned subsidiary of the Group, entered into an agreement with The Baupost Group L.L.C., SCG Capital Partners Ltd (the General Partner) and certain other limited partners to establish a private real estate fund, known as Real Estate Capital Asia Partners, L.P. (RECAP). RECAP is an exempted limited partnership organised under the laws of Cayman Islands and was formed for the purpose of making investments in real estate-related assets, portfolios and companies in selected markets in Asia. The Group has made a capital commitment of approximately US$110 million in RECAP, which amounts to 49.78% of the total capital commitment in RECAP. The Baupost Group has also a 49.78% interest in RECAP with the General Partner and the other limited partners having a minority interest in RECAP. RECAP expects to invest its fund of US$221 million within a period of 3 years.

Analysis of Ordinary Shareholdings

as at 1 March 2005

Class of Shares	:	Ordinary shares of $0.50 each
Authorised Ordinary Share Capital	:	$2,000,000,000.00
Issued and Fully Paid up Ordinary Capital	:	$438,578,384.50
No. of Ordinary Shareholders	:	12,239
Voting Rights	:	1 vote for 1 ordinary share

Range of ordinary shareholdings	No. of ordinary shareholders	%	No. of ordinary shares	%
1 - 999	1,339	10.94	433,083	0.05
1,000 - 10,000	9,933	81.16	25,858,253	2.95
10,001 - 1,000,000	935	7.64	42,606,264	4.86
1,000,001 and above	32	0.26	808,259,169	92.14
	12,239	100.00	877,156,769	100.00

Based on information available to the Company as at 1 March 2005, approximately 51.16% of the issued ordinary share capital of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR ORDINARY SHAREHOLDERS LIST – Top 20 as at 1 March 2005

No.	Name	No. of ordinary shares held	%
1	DBS Nominees (Pte) Ltd	127,496,547	14.54
2	Raffles Nominees (Pte) Ltd	115,003,468	13.11
3	Citibank Nominees (Singapore) Pte Ltd	82,565,643	9.41
4	Hong Leong Investment Holdings Pte. Ltd.	72,669,335	8.28
5	HSBC (Singapore) Nominees Pte Ltd	61,771,234	7.04
6	The HSBC Limited	57,000,000	6.50
7	Hong Leong Holdings Limited	55,261,343	6.30
8	UOB Nominees (Pte) Ltd	43,797,966	4.99
9	OUB Nominees Pte Ltd	20,422,512	2.33
10	Smith New Court (Singapore) Pte Ltd	16,478,726	1.88
11	Hong Leong Corporation Holdings Pte Ltd	15,929,833	1.82
12	Euroform (S) Pte. Limited	15,103,045	1.72
13	BankAmerica Nominees (1993) Pte Ltd	15,017,160	1.71
14	Hong Realty (Private) Limited	14,380,931	1.64
15	SGI Investment Holdings Pte Ltd	14,320,377	1.63
16	Singapore Nominees Pte Ltd	13,100,000	1.50
17	NIN Investment Holdings Pte Ltd	10,661,490	1.22
18	DB Nominees (S) Pte Ltd	10,238,956	1.17
19	Mayban Nominees (Singapore) Pte Ltd	7,046,375	0.80
20	Garden Estates (Pte) Limited	5,990,151	0.68
		774,255,092	88.27

Analysis of Ordinary Shareholdings
as at 1 March 2005

Substantial Shareholders as shown in the Register of Substantial Shareholders

	No. of ordinary shares in which they have interest			
	Direct Interest	**Deemed Interest**	**Total**	**%**
Hong Realty (Private) Limited	30,170,931	27,791,598[1]	57,962,529	6.61
Hong Leong Holdings Limited	140,261,343	17,770,202[2]	158,031,545	18.02
Hong Leong Investment Holdings Pte. Ltd.	140,169,335	286,308,647[3]	426,477,982	48.62
Kwek Holdings Pte Ltd	-	426,477,982[4]	426,477,982	48.62
Davos Investment Holdings Private Limited	-	426,477,982[4]	426,477,982	48.62

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 27,791,598 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 17,770,202 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 286,308,647 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 57,962,529 ordinary shares held directly and indirectly by HR; and (ii) the 158,031,545 ordinary shares held directly and indirectly by HLH, out of which 8,459,447 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note (1) above.

(4) Kwek Holdings Pte Ltd and Davos Investment Holdings Private Limited are deemed under Section 7 of the Companies Act to have an interest in the 426,477,982 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

Analysis of Preference Shareholdings

as at 1 March 2005

Class of Shares	:	Non-Redeemable Convertible Non-Cumulative Preference Shares of $0.05 each ("Preference Shares")
Authorised Preference Share Capital	:	$50,000,000.00
Issued and Fully Paid up Preference Capital	:	$16,543,712.85
No. of Preference Shareholders	:	3,994
Voting Rights	:	Entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares. 1 vote for each Preference Share. Not entitled to attend and vote at any General Meeting of the Company except as provided below : (a) If the Preference Dividend (or any part thereof) due and payable and accrued is in arrears and has remain unpaid for at least 6 months, such right to attend and vote shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full; (b) If the resolution in question varies the rights attached to the Preference Shares; or (c) If the resolution in question is for the winding up of the Company.

Range of Preference Shareholdings	No. of Preference Shareholders	%	No. of Preference Shares	%
1 - 999	576	14.42	268,981	0.08
1,000 - 10,000	3,032	75.91	8,198,195	2.48
10,001 - 1,000,000	365	9.14	25,638,476	7.75
1,000,001 and above	21	0.53	296,768,605	89.69
	3,994	100.00	330,874,257	100.00

MAJOR PREFERENCE SHAREHOLDERS LIST – Top 20 as at 1 March 2005

No.	Name	No. of Preference Shares held	%
1	Mandai Properties Pte Ltd	65,994,000	19.95
2	Merrill Lynch (Singapore) Pte Ltd	64,753,777	19.57
3	SingAsia Investments Pte Ltd	40,348,000	12.19
4	Citibank Nominees (Singapore) Pte Ltd	33,368,783	10.09
5	Aster Land Development Pte Ltd	26,913,086	8.13
6	DBS Nominees (Pte) Ltd	9,012,789	2.72
7	Fairmount Development Pte Ltd	7,000,000	2.12
8	Lim & Tan Securities Pte Ltd	6,331,064	1.91
9	Infocomm Investments Pte Ltd	5,700,000	1.72
10	Liew Chee Kong	5,397,000	1.63
11	Guan Hong Plantation Private Limited	5,000,000	1.51
12	Raffles Nominees (Pte) Ltd	4,493,642	1.36
13	Hong Leong Foundation	3,564,038	1.08
14	HSBC (Singapore) Nominees Pte Ltd	3,422,580	1.03
15	Sun Yuan Overseas Pte Ltd	3,000,000	0.91
16	Upnorth Development Pte Ltd	3,000,000	0.91
17	HL Karimun Granite Pte Ltd	2,600,000	0.79
18	United Overseas Bank Nominees Pte Ltd	2,061,320	0.62
19	Interfab Pte Ltd	2,054,102	0.62
20	Ng Kin In	1,400,000	0.42
		295,414,181	89.28

Analysis of Warrantholdings

as at 1 March 2005

Range of warrantholdings		No. of warrantholders	%	No. of warrants	%
1 -	999	7,155	84.92	1,453,041	4.43
1,000 -	10,000	1,154	13.70	3,031,414	9.26
10,001 -	1,000,000	109	1.29	7,593,591	23.19
1,000,001	and above	8	0.09	20,669,392	63.12
		8,426	100.00	32,747,438	100.00

MAJOR WARRANTHOLDERS LIST – Top 20 as at 1 March 2005

No.	Name	No. of warrants held	%
1	Hong Leong Holdings Limited	8,526,134	26.04
2	DBS Nominees (Pte) Ltd	2,312,387	7.06
3	Raffles Nominees (Pte) Ltd	2,222,016	6.79
4	Hong Realty (Private) Limited	1,917,093	5.85
5	Garden Estates (Pte.) Limited	1,862,214	5.69
6	SGI Investment Holdings Pte Ltd	1,432,037	4.37
7	HSBC (Singapore) Nominees Pte Ltd	1,277,399	3.90
8	United Overseas Bank Nominees Pte Ltd	1,120,112	3.42
9	Gordon Properties Pte Ltd	845,804	2.58
10	Citibank Nominees (Singapore) Pte Ltd	766,985	2.34
11	G K Goh Stockbrokers Pte Ltd	701,243	2.14
12	Hong Leong Enterprises Pte. Ltd.	602,453	1.84
13	Interfab Pte Ltd	513,525	1.57
14	DB Nominees (Singapore) Pte Ltd	478,203	1.46
15	Abbottin Properties Pte Ltd	339,017	1.04
16	Phillip Securities Pte Ltd	176,178	0.54
17	OCBC Nominees Singapore Pte Ltd	158,680	0.48
18	OCBC Securities Private Ltd	157,353	0.48
19	Singapore Cement Industrial Company Private Limited	136,523	0.42
20	Merrill Lynch (Singapore) Pte Ltd	135,086	0.41
		25,680,442	78.42

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Forty-Second Annual General Meeting of City Developments Limited (the "Company") will be held at Grand Ballroom 1, Level 4, Grand Copthorne Waterfront Hotel, 392 Havelock Road, Singapore 169663 on Wednesday, 27 April 2005 at 3.00 p.m. for the following purposes:

(A) ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a first and final dividend of 15% less 20% income tax per ordinary share of $0.50 each for the year ended 31 December 2004 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2004 and Audit Committee Fees of $42,500 per quarter for the period from 1 July 2005 to 30 June 2006, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   a) Mr Foo See Juan
   b) Mr Han Vo-Ta

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   a) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   b) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   c) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(c) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the issued ordinary share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant instrument) does not exceed 20% of the issued ordinary share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (c) of this Ordinary Resolution, the percentage of issued ordinary share capital shall be based on the issued ordinary share capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities;

(ii) new ordinary shares arising from the exercise of share options or vesting of share awards which are outstanding or subsisting at the time this Ordinary Resolution is passed, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(iii) any subsequent consolidation or subdivision of ordinary shares;

and in relation to an Instrument, the number of ordinary shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That,

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore ("Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares and/or Preference Shares not exceeding in aggregate the Prescribed Limit (as defined in this Ordinary Resolution), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as defined in this Ordinary Resolution), whether by way of:

(i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate in paragraph (a) of this Ordinary Resolution may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Ordinary Resolution:

"Prescribed Limit" means in relation to any purchase or acquisition of ordinary shares, 10% of the issued ordinary share capital, and in relation to any purchase or acquisition of Preference Shares, 10% of the non-redeemable convertible non-cumulative preference share capital, of the Company as at the date of the passing of this Ordinary Resolution; and

"Maximum Price" in relation to a ordinary share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined in this Ordinary Resolution); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined in this Ordinary Resolution),

where:

"Average Closing Price" means the average of the Closing Market Prices of the ordinary shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the ordinary shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an ordinary share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an ordinary share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the ordinary shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of ordinary shares or Preference Shares, as the case may be, from ordinary shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each ordinary share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"Market Day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Ordinary Resolution.

9. That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of ordinary shares to be issued pursuant to the Scheme shall not exceed 8% of the issued ordinary share capital of the Company from time to time.

10. (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(C) TO TRANSACT ANY OTHER BUSINESS AS MAY BE PROPERLY TRANSACTED AT AN ANNUAL GENERAL MEETING

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
28 March 2005

The Company had on 28 February 2005 advised that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 6 May 2005. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 May 2005 will be registered to determine ordinary shareholders' entitlement to the dividend for the year ended 31 December 2004.

Directors have recommended a first and final ordinary dividend of 15% less 20% Singapore income tax in respect of the financial year ended 31 December 2004 for approval by ordinary shareholders at the Annual General Meeting to be held on 27 April 2005. The final dividend, if approved, will be payable on 19 May 2005.

Notice of Annual General Meeting

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. With reference to Ordinary Resolution 4(a) above, Mr Foo See Juan will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and Nominations Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

4. With reference to Ordinary Resolution 4(b) above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

5. Messrs Sim Miah Kian and Tan I Tong, Directors retiring at the Meeting pursuant to Section 153 of the Companies Act, Chapter 50, have notified the Company that they will not be seeking re-appointment as Directors of the Company at the Meeting.

6. With reference to Ordinary Resolution 5(b) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

7. With reference to the Ordinary Resolution 5(c) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

8. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require ordinary shares to be issued up to and not exceeding 50% of the Company's issued ordinary share capital, with an aggregate sub-limit of 20% of the Company's issued ordinary share capital for any issue of ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

9. The Ordinary Resolution proposed in 8 above, if passed, will empower Directors of the Company to make purchases or otherwise acquire the Company's issued ordinary shares and/or Preference Shares from time to time subject to and in accordance with the guidelines set out in Annexure I of the Appendix Accompanying this Notice. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

10. The Ordinary Resolution proposed in 9 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

11. The Ordinary Resolution proposed in 10 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in Annexure II and Appendix A of the Appendix Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Proxy Form

IMPORTANT:
1. For investors who have used their CPF monies to buy the Company's ordinary shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and holders of the Company's Preference Shares and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to attend the 42nd Annual General Meeting as OBSERVERS have to submit their requests through their respective Agent banks so that their Agent Banks may register with the Company Secretary of City Developments Limited.

* I/We, ______________________________ with *NRIC/Passport Number: ____________________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)
*and/or			

or failing *him/her, the Chairman of the Forty-Second Annual General Meeting of the Company ("AGM"), as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the AGM to be held at the Grand Ballroom 1, Level 4, Grand Copthorne Waterfront Hotel, 392 Havelock Road, Singapore 169663 on Wednesday, 27 April 2005 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of Ordinary Dividend			
3.	Approval of Directors' Fees and Audit Committee Fees			
4.	Re-election of Directors:	(a) Mr Foo See Juan		
		(b) Mr Han Vo-Ta		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(a) Mr Ong Pang Boon		
		(b) Mr Chee Keng Soon		
		(c) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
	SPECIAL BUSINESS			
7.	Authority for Directors to issue ordinary shares and/or make or grant offers, agreements or options pursuant to the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
8.	Renewal of Share Purchase Mandate			
9.	Authority for Directors to offer and grant options and issue ordinary shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
10.	Renewal of IPT Mandate for Interested Person Transactions			

Dated this __________ day of ______________ 2005

No. of Ordinary Shares Held

____
Signature(s) of
Member(s)/Common Seal

*Delete accordingly

IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of ordinary shares held by you. If you have ordinary shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of ordinary shares. If you have ordinary shares registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the ordinary shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.

5. The instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a body corporate, it must be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.

7. The Company shall be entitled to reject the instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.

Fold Here

AGM

Proxy Form

Affix
Stamp
Here

The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

Fold Here

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Request Form

28 March 2005

Dear Ordinary/Preference Shareholder,

This notice accompanies a copy of the Summary Financial Report ("SFR") of City Developments Limited ("CDL" or the "Company") for the financial year ended 31 December 2004 ("FY 2004"). The SFR contains a review of the CDL Group for FY 2004. It also contains a summary of the audited financial statements of the Company and the Group for FY 2004.

The Directors' Report and the full financial statements of the Company and the Group for FY 2004 are set out in a separate report called the Annual Report ("AR") 2004. This report is available to all registered ordinary/preference shareholders of CDL at no cost upon request.

We will be sending you SFRs instead of ARs for so long as you are an ordinary/preference shareholder of CDL unless you indicate otherwise in the request form below. If you are receiving this SFR for the first time or you did not respond previously, and you wish to receive a copy of the AR for FY 2004 and/or for so long as you are an ordinary/preference shareholder, please complete the request form below by ticking the relevant box and returning the same to us by 4 April 2005. If we do not receive your request form, it would indicate that you do not wish to receive the AR for FY 2004 and for future financial years.

For ordinary shareholders who have responded previously, you may change your previous request by ticking the appropriate box and returning the request form duly completed to us by 4 April 2005. Your latest request will supercede your earlier requests received by us.

Yours faithfully
For City Developments Limited

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Glue along dotted line

To: City Developments Limited ("CDL")
Please tick only one box. Incomplete or improperly completed request will not be processed.

[ ] Please send me/us the Annual Report for FY 2004.

[ ] Please do not send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

[ ] Please send me/us the Summary Financial Report and the Annual Report for future financial years for so long as I am an/we are ordinary/preference shareholder(s) of CDL.

Name(s) of shareholder(s):______________________ [ ] Ordinary Shareholder
[ ] Preference Shareholder

NRIC/Passport Number(s):______________________

The shares in CDL are held by me under or through:
Please tick only one box.

[ ] +CDP Securities Account Number: | 1 | 6 | 8 | 1 | - | | | | | - | | | | |

[ ] *CPFIS Account

[ ] Physical scrips

Address:______________________________________

Signature(s):______________________ Date: ______________

Note: + This is only applicable if any of your shares in CDL is registered in the Depository Register maintained by The Central Depository (Pte) Limited.
* Please note that if your shares are held under CPFIS, you may only select the first option.

Fold along this line (1)

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07243



CITY DEVELOPMENTS LIMITED
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
SINGAPORE 068807

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Production: Group Corporate Affairs, Hong Leong Group Singapore & Corporate Communications Department, City Developments Limited
Design: OM Creative Pte Ltd
Printed on Environmentally Friendly Paper



CITY DEVELOPMENTS LIMITED

Co. Reg. No. 196300316Z



CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)

(Incorporated in the Republic of Singapore)

APPENDIX ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING DATED 28 MARCH 2005

in relation to

(1) PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

(2) PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

CONTENTS

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)

(Incorporated in the Republic of Singapore)

Board of Directors:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Tan I Tong
Chee Keng Soon
Sim Miah Kian
Chow Chiok Hock
Ong Pang Boon
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

28 March 2005

To: The Shareholders of City Developments Limited
("**Shareholders**")

Dear Sir/Madam

(I) PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE
(II) PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

---

1. INTRODUCTION

We refer to the Notice of the Forty-Second Annual General Meeting of City Developments Limited ("**CDL**" or the "**Company**") ("**42nd AGM**") issued by the Company on 28 March 2005.

Item 8 of the Notice of the 42nd AGM is an Ordinary Resolution ("**Resolution 8**") to be proposed at the 42nd AGM for the renewal of the Company's Share Purchase Mandate which will empower the Directors to make purchases or otherwise acquire ordinary shares and/or Preference Shares from time to time subject to certain restrictions set out in the Listing Manual ("**Listing Manual**") of the Singapore Exchange Securities Trading Limited.

Item 10 of the Notice of the 42nd AGM is an Ordinary Resolution ("**Resolution 10**") to be proposed at the 42nd AGM for the renewal of the Company's IPT Mandate for interested person transactions which will facilitate the Company, its subsidiaries and its associated companies, to enter into transactions with its interested persons, the details of which are set out in Annexure II.

The purpose of this letter is to provide Shareholders with information relating to Resolutions 8 and 10. These are set out in Annexures I and II respectively and Appendix A.

2. INTERESTS OF DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company, based on information in the Register of Directors' Shareholdings and Register of Substantial Shareholders of the Company respectively as at 18 March 2005 (the "**Latest Practicable Date**"), were as follows:

		Direct		**Deemed**	
Directors		**No. of shares**	**%**	**No. of shares**	**%**
Kwek Leng Beng	Ordinary	361,115	0.041	-	-
	Preference	144,445	0.044	-	-
Kwek Leng Joo	Ordinary	59,510	0.007	-	-
	Preference	100,000	0.030	-	-
Tan I Tong	Ordinary	37,865	0.004	-	-
	Preference	15,146	0.005	-	-
Sim Miah Kian	Ordinary	121,115	0.014	68,005[1]	0.008
	Preference	48,446	0.015	27,202[1]	0.008
Kwek Leng Peck	Ordinary	43,758	0.005	-	-
Tang See Chim	Ordinary	10,000	0.001	-	-
	Preference	4,000	0.001	-	-

	Direct		**Deemed**	
Substantial Shareholders	**No. of Ordinary shares**	**%**	**No. of Ordinary shares**	**%**
Hong Realty (Private) Limited ("**HR**")	30,170,931	3.440	27,791,598[2]	3.168
Hong Leong Holdings Limited ("**HLH**")	140,261,343	15.990	17,770,202[3]	2.026
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**")	140,169,335	15.980	286,308,647[4]	32.640
Kwek Holdings Pte Ltd ("**KH**")	-	-	426,477,982[5]	48.620
Davos Investment Holdings Private Limited ("**Davos**")	-	-	426,477,982[5]	48.620

Notes:

[1] Mr Sim Miah Kian is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 68,005 ordinary shares and 27,202 Preference Shares held directly by his spouse.

[2] HR is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 27,791,598 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[3] HLH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 17,770,202 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[4] HLIH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 286,308,647 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 57,962,529 ordinary shares held directly and indirectly by HR; and (ii) the 158,031,545 ordinary shares held directly and indirectly by HLH, out of which 8,459,447 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note 1 above.

[5] KH and Davos are deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 426,477,982 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

3. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter (including the Annexures and Appendix A) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and there are no material facts the omission of which would make any statement in this letter misleading.

Where information contained in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

Note: The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Letter to Shareholders.

ANNEXURE I

PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

1. INTRODUCTION

On 29 April 2004, the Company obtained shareholders' approval at an Extraordinary General Meeting of the Company ("**2004 EGM**") to authorise the Directors to exercise all powers of the Company to purchase or acquire its issued ordinary shares of $0.50 each in the capital of the Company ("**Shares**") and/or non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company ("**Preference Shares**") ("**Share Purchase Mandate**") on the terms of the Share Purchase Mandate which has taken effect from the date of the 2004 EGM until the date on which the next annual general meeting of the Company is held or is required by applicable law to be held, whereupon it will lapse unless renewed at such meeting. Accordingly, shareholders' approval will be sought at the coming 42nd AGM of the Company for the renewal of the Share Purchase Mandate.

If approved by shareholders at the 42nd AGM, the authority conferred by the Share Purchase Mandate will take effect from the date of the 42nd AGM and, unless it is varied or revoked by the Company in general meeting, continue in force until the date on which the next annual general meeting of the Company is held or is required by applicable law to be held, whereupon it will lapse unless renewed at such meeting. The Share Purchase Mandate, in the extended form, as proposed, is intended to be placed before shareholders for renewal at each subsequent annual general meeting of the Company.

Since the approval of the Share Purchase Mandate at the 2004 EGM, the Company has not purchased or acquired any Shares or Preference shares under the Share Purchase Mandate.

2. DEFINITIONS

In this Letter, the following definitions shall apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company, as amended or modified from time to time
"Audit Committee"	:	The audit committee of the Company for the time being
"Board" or "Board of Directors"	:	The board of Directors of the Company for the time being
"CDL" or the "Company"	:	City Developments Limited
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended or modified from time to time
"FY"	:	Financial year ended 31 December
"Group"	:	The Company and its subsidiaries
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	:	HLIH and its subsidiaries
"Income Tax Act"	:	Income Tax Act, Chapter 134 of Singapore, as amended or modified from time to time
"Latest Practicable Date"	:	18 March 2005, being the latest practicable date prior to the printing of this Annexure I

"Listing Manual"	:	Listing manual of the SGX-ST, as amended or modified from time to time
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"Memorandum"	:	The Memorandum of Association of the Company, as amended or modified from time to time
"NAV"	:	Net Asset Value
"Preference Shares"	:	Non-redeemable convertible non-cumulative preference shares of $0.05 each in the capital of the Company
"SFA"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended or modified from time to time
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary shares of $0.50 each in the share capital of the Company
"Share Purchase Mandate"	:	General mandate to authorise the Directors to exercise all the powers of the Company to purchase or otherwise acquire its issued Shares and/or Preference Shares
"SIC"	:	Securities Industry Council of Singapore
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers, as amended or modified from time to time

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

Any reference in this Annexure I to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or the Take-over Code, or any modification thereof, and not otherwise defined in this Annexure I shall, where applicable, have the same meaning assigned to it under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or the Take-over Code, or any modification thereof, as the case may be.

3 RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 Rationale for Share Purchase Mandate

The Share Purchase Mandate will give the Directors the flexibility to purchase Shares and/or Preference Shares, if and when circumstances permit, with a view to enhancing the earnings per Share and/or the net asset value per Share of the Company. The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company's share capital structure.

The Directors further believe that share purchases may bolster confidence of Shareholders and/or holders of Preference Shares. With the Share Purchase Mandate, the Directors will have the ability to purchase Shares and/or Preference Shares on the SGX-ST, where appropriate, to stabilise the demand for the Shares and Preference Shares and to buffer against short-term share price volatility due to market speculation.

Purchases of Shares and/or Preference Shares by the Company will be made only in circumstances where it is considered to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or Group, or result in the Company being de-listed from the SGX-ST.

3.2 Terms of the Share Purchase Mandate

The authority and limitations placed on the purchase or acquisition of issued Shares and/or Preference Shares by the Company under the Share Purchase Mandate are summarised below:-

(a) Maximum number of Shares and/or Preference Shares

Only Shares and/or Preference Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Purchase Mandate.

Subject to the Companies Act, the Share Purchase Mandate will authorise the Company, from time to time, to purchase such number of Shares and/or Preference Shares which represent up to:-

(i) in the case of Shares, a maximum of 10% of the issued ordinary share capital of the Company; and

(ii) in the case of Preference Shares, a maximum of 10% of the issued non-redeemable convertible non-cumulative preference share capital of the Company,

as at the date of the 42nd AGM at which the renewal of the Share Purchase Mandate is approved.

(b) Duration of authority

Purchases or acquisitions of Shares and/or Preference Shares may be made, at any time and from time to time, by the Company from the 42nd AGM up to the earlier of:-

(i) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is varied or revoked in general meeting.

(c) Manner of purchase

Purchases or acquisitions of Shares and/or Preference Shares may be made on the SGX-ST ("**Market Purchases**") and/or by way of an off-market acquisition, in accordance with an equal access scheme as defined in Section 76C of the Companies Act ("**Off-Market Purchases**").

Market Purchases refer to purchases of Shares and/or Preference Shares by the Company effected on the SGX-ST through the Central Limit Order Book (CLOB) trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares and/or Preference Shares by the Company made under an equal access scheme or schemes for the purchase of Shares and/or Preference Shares. The Directors may impose such terms and conditions, which are not inconsistent with the Share Purchase Mandate, the Listing Manual, the Companies Act or the Memorandum and the Articles, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must satisfy all the following conditions:-

(i) the offers for the purchase or acquisition of shares under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii) all of those persons have a reasonable opportunity to accept the offers made to them; and

(iii) the terms of all the offers are the same except that there shall be disregarded:-

(aa) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements;

(bb) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.

In addition, the Listing Manual provides that in making an Off-Market Purchase, a listed company must issue an offer document to all shareholders containing, *inter alia*:-

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the listed company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the share purchases, if made, could affect the listing of the listed company's shares on the SGX-ST; and

(6) details of any share purchases made by the listed company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

(d) Maximum purchase price

The purchase price (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares and/or Preference Shares will be determined by the Directors. However, the purchase price must not exceed:-

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined below); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined below),

("**Maximum Price**").

For the above purposes:-

"**Average Closing Price**" means the average of the closing market prices of the Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"**Closing Market Price**" means the last dealt price for a Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"**Highest Last Dealt Price**" means the highest price transacted for a Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of Shares or Preference Shares (as the case may be) from Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Share or Preference Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.3 Status of Purchased or Acquired Shares and/or Preference Shares

Any Shares and/or Preference Shares purchased or acquired pursuant to the Share Purchase Mandate will be dealt with in such manner as may be permitted by the Companies Act. Currently, under the Companies Act, any share which is purchased or acquired by the company is deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to that share expire on cancellation. As such, Shares and/or Preference Shares purchased or acquired by the Company will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as reasonably practicable following settlement of any such purchase or acquisition.

3.4 Source of Funds

In purchasing or acquiring Shares and/or Preference Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore.

Currently, under the Companies Act, any purchase or acquisition of shares must be made out of the distributable profits of the company available for payment of dividends but excludes any amount in the company's share premium account and capital redemption reserve account.

The Company will use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares and/or Preference Shares pursuant to the Share Purchase Mandate. The Directors do not intend to exercise the Share Purchase Mandate to such an extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares and/or Preference Shares under the Share Purchase Mandate, the Directors will take into account, *inter alia*, the prevailing market conditions, the financial position of the Group and other relevant factors.

3.5 Financial Effects

The purchase price paid by the Company for the Shares and/or Preference Shares (excluding brokerage, commissions, stamp duties, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

The Company's issued, but not its authorised, share capital, will be diminished by the total nominal value (or par value) of the Shares and/or Preference Shares purchased or acquired by the Company. The amount by which the Company's issued share capital is diminished (on cancellation of Shares and/or Preference Shares purchased or acquired) shall be transferred to a reserve called the "capital redemption reserve". The provisions of the Companies Act relating to the reduction of share capital of a company shall apply as if the capital redemption reserve were paid-up share capital of the Company, except that such reserve may be applied by the Company in paying up its unissued Shares to be allotted to Shareholders as fully paid bonus Shares in the event that the Company implements a bonus issue in the future.

The purchases or acquisitions of Shares and/or Preference Shares by the Company will reduce the cash reserves and/or increase the borrowings of the Company and the Group, thereby reducing the working capital and shareholders' funds of the Company and the Group. As a result of this, the gearing ratio of the Company and the Group will increase and the current ratios will decrease.

The impact of the purchase or acquisition by the Company of issued Shares and/or Preference Shares pursuant to the Share Purchase Mandate on the Company's and the Group's financial positions in the case of (a) a Market Purchase and (b) an Off-Market Purchase is illustrated in paragraphs (a) and (b) below.

Based on the existing issued and paid-up share capital of the Company of 877,157,863 Shares and 330,874,257 Preference Shares as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 87,715,786 Shares (representing 10% of the total issued ordinary share capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total non-redeemable convertible non-cumulative preference share capital of the Company).

(a) Market Purchases

Assuming that the Maximum Price in respect of Shares is $6.97 (which is 5% above the Average Closing Price of $6.64 as at the Latest Practicable Date), and assuming that the Maximum Price in respect of Preference Shares is $1.30 (which is 5% above the Average Closing Price of $1.24 (as at the Latest Practicable Date), the total funds required to purchase 87,715,786 Shares and 33,087,425 Preference Shares would amount to approximately $654.4 million.

On these assumptions and for illustrative purposes only, the impact of the purchase or acquisition of Shares and Preference Shares by the Company undertaken by way of a Market Purchase in accordance with the Share Purchase Mandate on the Group's and the Company's audited financial statements for FY2004 (assuming such purchase or acquisition is completed on 31 December 2004) is as follows:-

As at 31 December 2004	← GROUP →		← COMPANY →	
	Before Purchase of Shares and Preference Shares $'000	After Purchase of Shares and Preference Shares[1] $'000	Before Purchase of Shares and Preference Shares $'000	After Purchase of Shares and Preference Shares[1] $'000
NAV	4,950,704	4,296,311	3,666,781	3,012,388
Current Assets[2]	3,522,301	3,171,167	2,955,011	2,603,877
Current Liabilities[2]	2,240,501	2,543,760	1,257,098	1,560,357
Working Capital	1,281,800	627,407	1,697,913	1,043,520
Net Borrowings[2, 3]	3,193,379	3,847,772	786,466	1,440,859
Number of Shares[7]	877,157,863	789,442,077	877,157,863	789,442,077
Weighted Average Number of Shares	841,635,380	753,919,594	841,635,380	753,919,594
Financial Ratios				
NAV per Share ($)	5.64	5.44	4.18	3.82
Basic EPS (cents)[4]	24.1	26.9	4.7	5.2
Net Gearing (times)[3, 5]	0.65	0.90	0.21	0.48
Current Ratio (times)[6]	1.57	1.25	2.35	1.67

Notes:-

1 Assuming no Preference Shares are converted and no further Bonus Warrants are exercised.

2 Assuming the purchase of Shares and Preference Shares are funded using all available cash and cash equivalents of the Company and the balance via bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

3 Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents.

4 Basic EPS is based on the net attributable profit and the weighted average number of Shares (assuming the Shares and Preference Shares are purchased or acquired at the beginning of FY2004) for FY2004.

5 Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

6 Current ratio is computed based on the ratio of current assets to current liabilities.

7 Number of shares refers to number of issued and paid up Shares as at Latest Practicable Date.

(b) Off-Market Purchases

Assuming that the Maximum Price in respect of Shares is $8.22 (which is 20% above the Highest Last Dealt Price of $6.85 as at the Latest Practicable Date), and assuming that the Maximum Price in respect of Preference Shares is $1.50 (which is 20% above the Highest Last Dealt Price of $1.25 (as at the Latest Practicable Date), the total funds required to purchase 87,715,786 Shares and 33,087,425 Preference Shares would amount to approximately $770.7 million.

On these assumptions and for illustrative purposes only, the impact of the purchase or acquisition of Shares and Preference Shares by the Company undertaken by way of an Off-Market Purchase in accordance with the Share Purchase Mandate on the Group's and the Company's audited financial statements for FY2004 (assuming such purchase or acquisition is completed on 31 December 2004) is as follows:-

As at 31 December 2004	GROUP		COMPANY	
	Before Purchase of Shares and Preference Shares $'000	After Purchase of Shares and Preference Shares[1] $'000	Before Purchase of Shares and Preference Shares $'000	After Purchase of Shares and Preference Shares[1] $'000
NAV	4,950,704	4,180,049	3,666,781	2,896,126
Current Assets[2]	3,522,301	3,171,167	2,955,011	2,603,877
Current Liabilities[2]	2,240,501	2,660,022	1,257,098	1,676,619
Working Capital	1,281,800	511,145	1,697,913	927,258
Net Borrowings[2, 3]	3,193,379	3,964,034	786,466	1,557,121
Number of Shares[7]	877,157,863	789,442,077	877,157,863	789,442,077
Weighted Average Number of Shares	841,635,380	753,919,594	841,635,380	753,919,594
Financial Ratios				
NAV per Share ($)	5.64	5.29	4.18	3.67
Basic EPS (cents)[4]	24.1	26.9	4.7	5.2
Net Gearing (times)[3, 5]	0.65	0.95	0.21	0.54
Current Ratio (times)[6]	1.57	1.19	2.35	1.55

Notes:-

[1] Assuming no Preference Shares are converted and no further Bonus Warrants are exercised.

[2] Assuming the purchase of Shares and Preference Shares are funded using all available cash and cash equivalents of the Company and the balance via bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

[3] Net borrowings refers to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents.

[4] Basic EPS is based on the net attributable profit and the weighted average number of Shares (assuming the Shares and Preference Shares are purchased or acquired at the beginning of FY2004) for FY2004.

[5] Net gearing is computed based on the ratio of net borrowings to shareholders' funds.

[6] Current ratio is computed based on the ratio of current assets to current liabilities.

[7] Number of shares refers to number of issued and paid up Shares as at Latest Practicable Date.

As illustrated in the above tables, the purchase or acquisition of Shares and Preference Shares will have the effect of reducing the working capital and the NAV of the Company and the Group by the dollar value of the Shares and/or Preference Shares purchased. In the case of a Market Purchase, the consolidated NAV per Share of the Group as at 31 December 2004 will decrease from $5.64 to $5.44 and the consolidated basic EPS of the Group for the financial year ended 31 December 2004 will increase from 24.1 cents to 26.9 cents. In the case of an Off-Market Purchase, the consolidated NAV per Share of the Group as at 31 December 2004 will decrease from $5.64 to $5.29 and the consolidated basic EPS of the Group for the financial year ended 31 December 2004 will increase from 24.1 cents to 26.9 cents.

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only. In particular, it is important to note that the above analysis is based on the latest audited financial statements of the Group for FY2004, and is not necessarily representative of the future financial performance of the Group or the Company. In addition, the actual impact will depend on the actual number and price of Shares and/or Preference Shares (if any) that may be acquired or purchased by the Company as well as how the purchase or acquisition is funded, and the Company may not carry out the Share Purchase Mandate to the full 10% mandate.

3.6 Taxation

Purchase or Acquisition of Ordinary Shares

Under Section 10J of the Income Tax Act, a Singapore company which purchases or acquires its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. As a company may only purchase or acquire its own shares using its distributable profits under the Companies Act, a company which purchases or acquires its own shares will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%).

At the earlier of (a) the election made by the company to opt out of the imputation system; (b) the exhaustion of the Section 44A franking credits; and (c) 31 December 2007, the company will fall under the one-tier tax regime for the payment of dividend. Under this regime, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders.

The tax treatment of the receipt from a share purchase in the hands of shareholders is set out below.

Where the buyback is undertaken by way of a Market Purchase through a special trading counter established by the SGX-ST, the proceeds received by a shareholder will be regarded as a dividend if:-

(a) the shares sold through the special trading counter were not acquired by the shareholder through any securities lending or repurchase arrangement;

(b) the shareholder has beneficially owned the shares for a continuous period of at least 183 days ending immediately before the day of the sale of the shares through the special trading counter;

(c) the shareholder has furnished to the Comptroller of Income Tax, or such other person as the Comptroller of Income Tax may direct, a declaration relating to the ownership and other particulars of the shares sold in such form and manner as may be approved by the Comptroller of Income Tax; and

(d) the company has complied with such requirements as may be imposed by the Comptroller of Income Tax.

Where the buyback is undertaken by way of an Off-Market Purchase in accordance with an equal access scheme authorised in advance by the company in general meeting, the proceeds received by the shareholder will be regarded as a dividend provided that the shareholder has not obtained the shares under a securities lending or repurchase arrangement.

In all other cases, the proceeds that the shareholder receives from the buyback will be treated as proceeds from the disposal of shares and not a dividend. Whether or not such proceeds are taxable in the hands of such shareholders will depend on whether such proceeds are receipt of an income or capital nature. Where the proceeds received by the shareholder is treated as a dividend, and the dividend is paid under the imputation system, shareholders will be assessed to tax on the gross amount of the notional dividend and be allowed a credit-franking amount (which is currently 20%) of the gross dividend.

Preference Shares Redemption

As the Preference Shares are non-redeemable, Section 10K of the Income Tax Act detailing the tax consequences of redemption of redeemable shares is not relevant.

Purchase or Acquisition of Preference Shares

Under Section 10M of the Income Tax Act, a Singapore company which purchases or acquires its own shares of a preferential nature using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares of a preferential nature are purchased or acquired. As a company may only purchase or acquire its own shares of a preferential nature using its distributable profits under the Companies Act, a company which purchases or acquires its own shares of a preferential nature will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired.

So long as the company is on the imputation system of corporate taxation, the company would be able to pay (a) exempt dividend out of its exempt dividend account; or (b) taxable dividends in accordance with the provisions of Section 44A of the Income Tax Act. Taxable dividends paid or deemed paid by the company pursuant to Section 44A would need to be franked at the prevailing corporate tax rate (currently 20%). This would be the requirement until the company falls under the one-tier tax regime, as described in the preceding section on "Purchase or Acquisition of Ordinary Shares".

Notwithstanding that any purchase or acquisition by a company of its shares of a preferential nature would be regarded as the payment of a dividend from the company's perspective, the receipt from such purchase or acquisition in the hands of the relevant shareholders would not be deemed to be dividends.

Shareholders should note that the foregoing does not constitute, and should not be regarded as constituting, advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or any tax implications, including those who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

3.7 Listing Manual

The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST, in such reporting format as prescribed by the SGX-ST or the Listing Manual, not later than 9.00 a.m. (a) in the case of a Market Purchase, on the Market Day following the day of purchase of any of its shares; and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. The Listing Manual restricts a listed company from purchasing shares by way of a Market Purchase at a price which is more than 5% above the Average Closing Market Price (as defined in Section 3.2(d) of this Annexure I). Hence, the Maximum Price for the purchase or acquisition of Shares and/or Preference Shares by the Company by way of a Market Purchase complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchase or acquisition of shares by way of an Off-Market Purchase, the Company has set a cap of 20% above the Highest Last Dealt Price of a Share or Preference Share as the Maximum Price for a Share or Preference Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase or acquisition of shares by a listed company during any particular time or times, the Company will not undertake any purchase or acquisition of Shares and/or Preference Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of a decision until such price sensitive information has been publicly announced. In particular, in line with the best practices guide on securities dealings issued by the SGX-ST, the Company will not purchase or acquire any Shares and/or Preference Shares during the period of two (2) weeks before the announcement of the Company's financial statements for each of the first three (3) quarters of its financial year, and one (1) month before the announcement of the Company's financial statements for the full financial year (as the case may be).

The Listing Manual requires a listed company to ensure that at least 10% of any class of its listed equity securities (excluding preference shares and convertible equity securities) is at all times held by public shareholders. Under the Listing Manual, "public" is defined as persons other than the directors, substantial shareholders, chief executive officer or controlling shareholders of the company and its subsidiaries, as well as the associates of such persons.

As at the Latest Practicable Date, approximately 51.16% of the issued Shares were held by public Shareholders. In the event that the Company purchases the maximum of 10% of its issued Shares from such public Shareholders, the resultant percentage of the issued Shares held by public Shareholders would be reduced to approximately 45.73%. Accordingly, the Directors are of the view that there is, at present, a sufficient number of Shares in issue held by public Shareholders that would permit the Company to potentially undertake purchases or acquisitions of the Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Shares on the SGX-ST, and that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect orderly trading of the Shares.

3.8 Obligation to Make a Take-Over Offer

(a) As the Preference Shares do not carry general voting rights, there will be no Take-over Code implications arising from the purchase or acquisition by the Company of Preference Shares pursuant to the Share Purchase Mandate.

(b) If, as a result of any purchase or acquisition of Shares made by the Company under the Share Purchase Mandate, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 14 of the Take-over Code. Consequently, a Shareholder or group of Shareholders acting in concert could obtain or consolidate effective control of the Company and become obliged to make a take-over offer for the Company under Rule 14.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will, *inter alia*, be presumed to be acting in concert: (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second-mentioned company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Shareholders, including Directors, and persons acting in concert with them, respectively, will incur an obligation to make a take-over offer after a purchase or acquisition of Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code.

In general terms, the effect of Rule 14 and Appendix 2 is that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of a purchase or acquisition of Shares by the Company:-

(i) the percentage of voting rights held by such Directors and their concert parties in the Company increase to 30% or more; or

(ii) if the Directors and their concert parties hold 30% or more but less than 50% of the Company's voting rights, and their voting rights increase by more than 1% in any period of six (6) months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds 30% or more but less than 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six (6) months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC at the earliest opportunity.

3.9 Certain General Take-Over Code Implications Arising from the Share Purchase Mandate

Based on information available to the Company as at the Latest Practicable Date, HLIH and its concert parties ("**HLIH Concert Parties**") hold approximately 49.40% of the issued share capital of the Company.

Assuming that there is no change in the said shareholding interests of the HLIH Concert Parties in the Company and no further exercise of Bonus Warrants, the acquisition by the Company of the maximum 87,715,786 Shares (being 10% of the issued and paid-up share capital of the Company as at the Latest

Practicable Date) from Shareholders other than the HLIH Concert Parties, will result in their collective shareholding interests increasing from 49.40% to 54.89%. In addition, if the HLIH Concert Parties were to continue to exercise their subscription rights under the Bonus Warrants and/or the Company were to exercise its right to convert the Preference Shares into Shares, the percentage shareholding of the HLIH Concert Parties may also increase (depending on whether and the extent to which, the other Warrant Holders exercise their subscription rights under the Bonus Warrants and/or the Company converts the Preference Shares into Shares).

Based on the above information as at the Latest Practicable Date, the percentage of voting rights held by the HLIH Concert Parties in the Company may be increased by more than 1% in any 6-month period as a result of acquisition of Shares by the Company pursuant to the Share Purchase Mandate, the exercise of Bonus Warrants by the HLIH Concert Parties and/or the conversion of the Preference Shares. However, in general terms, the HLIH Concert Parties will not be obliged under the Take-over Code to make a take-over offer for the Shares even if their aggregate shareholdings were to so increase by more than 1% in any 6-month period, provided that their collective shareholdings amount to more than 49% for at least six (6) months prior to such increase. As at the Latest Practicable Date, the HLIH Concert Parties have collectively held more than 49% of the Company for more than six (6) months.

The HLIH Concert Parties has made an application to SIC and it has been confirmed by SIC, *inter alia*, that no take-over obligation will arise even if any individual member or sub-group within the HLIH Concert Parties group increases its holding to 30% or more, or if already holding between 30% and 50%, acquires further voting rights in the Company sufficient to increase its holding by more than 1% in any 6-month period.

Save as disclosed above, based on the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Directors are not aware of any substantial Shareholder (together with persons acting in concert with it) who would become obliged to make a mandatory take-over offer for the Company under the Take-over Code in the event that the Company purchases the maximum 87,715,786 Shares pursuant to the Share Purchase Mandate.

4 RECOMMENDATION

For the reasons set out in Section 3 of Annexure I, the Directors recommend that Shareholders vote in favour of Resolution 8 for the renewal of the Share Purchase Mandate at the forthcoming 42nd AGM.

ANNEXURE II

PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. BACKGROUND

On 29 May 2003, the Company obtained shareholders' approval at an Extraordinary General Meeting of the Company ("**2003 EGM**") for the Company, its subsidiaries and its associated companies not listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control (collectively "**CDL EAR Group**"), to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "**IPT Mandate**"). The IPT Mandate was renewed at the Company's 41st Annual General Meeting held on 29 April 2004 (the "**41st AGM**"). Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming 42nd AGM of the Company for the renewal of the IPT Mandate.

2. RENEWAL OF THE IPT MANDATE

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The IPT Mandate approved at the 41st AGM was expressed, unless revoked or varied by the Company in general meeting, to continue in force until the next Annual General Meeting of the Company, being the 42nd AGM, which is to be held on 27 April 2005. Accordingly, it is proposed that the IPT Mandate be renewed at the 42nd AGM, to take effect until the conclusion of the next annual general meeting of the Company to be held after the 42nd AGM.

The nature of the Interested Person Transactions and the classes of Interested Persons in respect of which the IPT Mandate is sought to be renewed remain unchanged.

Particulars of the IPT Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix A.

3. AUDIT COMMITTEE'S STATEMENT

The Audit Committee of the Company confirms that:

(a) the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the 2003 EGM; and

(b) the methods and procedures referred to in (a) above continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

4. RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. They are of the opinion that the entry into the Interested Person Transactions (as described in Section 6 of Appendix A) between the CDL EAR Group (as defined in Section 2 of Appendix A) and the Interested Persons (as described in Section 5 of Appendix A) in the ordinary course of business will be entered into to enhance the efficiency of the Group and are in the best interests of the Company. For the reasons set out in sections 2 and 4 of Appendix A, they *recommend that Shareholders vote in favour of Resolution 10 for the renewal of the IPT Mandate at the* forthcoming 42nd AGM.

Directors of the Company will abstain from voting their shareholdings in the Company on Resolution 10 relating to the renewal of the IPT Mandate at the forthcoming 42nd AGM.

The relevant companies within the Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") group (which includes HLIH, a controlling shareholder of the Company and their associates), being Interested Persons under the IPT Mandate, will abstain from voting their respective shareholdings in the Company on Resolution 10 relating to the renewal of the IPT Mandate at the forthcoming 42nd AGM.

THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

1.2 Main terms used in Chapter 9:

(a) An "**entity at risk**" means:

(i) the listed company;
(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or
(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A "**chief executive officer**" of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A "**controlling shareholder**" of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An "**interested person transaction**" means a transaction between an entity at risk and an interested person.

1.3 Materiality thresholds, announcement requirements and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

1.4 Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

2. INTRODUCTION AND RATIONALE FOR THE IPT MANDATE

2.1 Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**"), the controlling shareholder of the Company, is also the ultimate holding company of two other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd. and Hong Leong Finance Limited. HLIH and its associates (the "**HLIH Group**") are interested persons of the Company.

2.2 Due to the size of the HLIH Group and the diversity of the activities of CDL and its subsidiaries (the "**Group**"), it is anticipated that:

(a) CDL;

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

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[1] Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2004, the audited consolidated NTA of the Group was $4,941,860,000.

[2] In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2004 are published by the Company, 5 per cent. of the latest audited consolidated NTA of the Group would be $247,093,000.

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the IPT Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 6 below (the "**Interested Person Transactions**"), that are transacted from time to time with the interested persons as specified in Section 5 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

3. SCOPE OF THE IPT MANDATE

3.1 The IPT Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual of the SGX-ST do not apply to such transactions.

3.2 Transactions with interested persons, which do not fall within the ambit of the IPT Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

4. BENEFITS OF THE IPT MANDATE

4.1 The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

4.2 Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 6(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 6(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

4.3 The adoption of the IPT Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

5. CLASSES OF INTERESTED PERSONS

5.1 The IPT Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

6. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the IPT Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

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[3] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision or receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

7. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

7.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

7.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practiced within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of $10 million shall be reviewed and approved by the audit committee of the Company (the "**Audit Committee**") prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to $10 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of $5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to $5 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of $3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to $3 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

7.1.2 Financial and Treasury Transactions

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

7.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the IPT Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

7.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the IPT Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. Accordingly, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

8. EXPIRY AND RENEWAL OF THE IPT MANDATE

The IPT Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the IPT Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

9. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the IPT Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Mar-2005 12:42:01
Announcement No.	00011

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Announcement Title *

NOTIFICATION ON CHANGES IN ASSOCIATED COMPANIES

Description

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to inform of the merger of Plaza Operating Partners Ltd. ("POP"), a Texas limited partnership, NPA Plaza Corp. ("NPA"), a Delaware corporation and New Plaza Associates, L.L.C. ("NPA LLC"), a Delaware limited liability company on 27 December 2004. Prior to the merger, POP and NPA were subsidiaries of NPA LLC, which is in turn a 50% associated company of Millennium & Copthorne Hotels plc ("M&C"), an indirect subsidiary of CDL. Consequent upon the merger, POP and NPA ceased to exist as separate entities while NPA LLC became the surviving business entity of the merger.

NPA LLC has elected to wrap up its business activities and dissolve as a business entity as provided under US law and, in order to complete its dissolution, has transferred all of its remaining assets pursuant to a liquidating trust agreement dated 28 December 2004, to a liquidating trust known as the New Plaza Associates Liquidating Trust (the "Trust") with New Plaza Associates Liquidating Trust Trustee LLC (the "Trustee Company"), a Delaware limited liability company formed on 17 December 2004, acting as trustee to administer the Trust. The members of NPA LLC are also members of the Trustee Company in the same proportions, with M&C having an indirect 50% interest in the Trustee Company.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 21 March 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Mar-2005 18:13:31
Announcement No.	00064

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Announcement Title *	Notice of Annual General Meeting
Description	Please find attached the (i) Notice of the Annual General Meeting of City Developments Limited ("CDL" or the "Company") and (ii) the Appendix Accompanying the Notice of Annual General Meeting dated 28 March 2005, issued by CDL today.
Attachments:	Notice_AGM.pdf Appendix_Accompanying_Notice.pdf Total size = **123K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Forty-Second Annual General Meeting of City Developments Limited (the "Company") will be held at Grand Ballroom 1, Level 4, Grand Copthorne Waterfront Hotel 392 Havelock Road, Singapore 169663 on Wednesday, 27 April 2005 at 3.00 p.m. for the following purposes:

(A) ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a first and final dividend of 15% less 20% income tax per ordinary share of $0.50 each for the year ended 31 December 2004 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2004 and Audit Committee Fees of $42,500 per quarter for the period from 1 July 2005 to 30 June 2006, with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   a) Mr Foo See Juan
   b) Mr Han Vo-Ta

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   a) That Mr Ong Pang Boon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   b) That Mr Chee Keng Soon be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   c) That Mr Tang See Chim be and is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(c) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the issued ordinary share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant instrument) does not exceed 20% of the issued ordinary share capital of the Company (as calculated in accordance with paragraph (d) of this Ordinary Resolution);

(d) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (c) of this Ordinary Resolution, the percentage of issued ordinary share capital shall be based on the issued ordinary share capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities;

(ii) new ordinary shares arising from the exercise of share options or vesting of share awards which are outstanding or subsisting at the time this Ordinary Resolution is passed, provided the options or awards were granted in compliance with the Listing Manual of the SGX-ST; and

(iii) any subsequent consolidation or subdivision of ordinary shares;

and in relation to an Instrument, the number of ordinary shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument;

(e) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(f) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That,

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore ("Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares and/or Preference Shares not exceeding in aggregate the Prescribed Limit (as defined in this Ordinary Resolution), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as defined in this Ordinary Resolution), whether by way of:

(i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate in paragraph (a) of this Ordinary Resolution may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Ordinary Resolution:

"Prescribed Limit" means in relation to any purchase or acquisition of ordinary shares, 10% of the issued ordinary share capital, and in relation to any purchase or acquisition of Preference Shares, 10% of the non-redeemable convertible non-cumulative preference share capital, of the Company as at the date of the passing of this Ordinary Resolution; and

"Maximum Price" in relation to an ordinary share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined in this Ordinary Resolution); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined in this Ordinary Resolution),

where:

"Average Closing Price" means the average of the Closing Market Prices of the ordinary shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the ordinary shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an ordinary share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an ordinary share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the ordinary shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company announces its intention to make an offer for the Off-Market Purchase of ordinary shares or Preference Shares, as the case may be, from ordinary shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each ordinary share or

Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"Market Day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Ordinary Resolution.

9. That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of ordinary shares to be issued pursuant to the Scheme shall not exceed 8% of the issued ordinary share capital of the Company from time to time.

10. (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(C) TO TRANSACT ANY OTHER BUSINESS AS MAY BE PROPERLY TRANSACTED AT AN ANNUAL GENERAL MEETING

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
28 March 2005

The Company had on 28 February 2005 advised that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 6 May 2005. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 May 2005 will be registered to determine ordinary shareholders' entitlement to the dividend for the year ended 31 December 2004.

Directors have recommended a first and final ordinary dividend of 15% less 20% Singapore income tax in respect of the financial year ended 31 December 2004 for approval by ordinary shareholders at the Annual General Meeting to be held on 27 April 2005. The final dividend, if approved, will be payable on 19 May 2005.

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. With reference to Ordinary Resolution 4(a) above, Mr Foo See Juan will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and Nominations Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

4. With reference to Ordinary Resolution 4(b) above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

5. Messrs Sim Miah Kian and Tan I Tong, Directors retiring at the Meeting pursuant to Section 153 of the Companies Act, Chapter 50, have notified the Company that they will not be seeking re-appointment as Directors of the Company at the Meeting.

6. With reference to Ordinary Resolution 5(b) above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit Committee, Nominations Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

7. With reference to the Ordinary Resolution 5(c) above, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit Committee and Remuneration Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

8. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require ordinary shares to be issued up to and not exceeding 50% of the Company's issued ordinary share capital, with an aggregate sub-limit of 20% of the Company's issued ordinary share capital for any issue of ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

9. The Ordinary Resolution proposed in 8 above, if passed, will empower Directors of the Company to make purchases or otherwise acquire the Company's issued ordinary shares and/or Preference Shares from time to time subject to and in accordance with the guidelines set out in Annexure I of the Appendix Accompanying this Notice. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

10. The Ordinary Resolution proposed in 9 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

11. The Ordinary Resolution proposed in 10 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in Annexure II and Appendix A of the Appendix Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.